    As filed with the Securities and Exchange Commission on February 26, 1999

                      REGISTRATION STATEMENT NO. 333-69957

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------


                           AMENDMENT NO. 1 TO FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                        BURNHAM PACIFIC PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MARYLAND                                          33-0204162
(STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)


                         610 WEST ASH STREET, SUITE 1600
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 652-4700


(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                        -------------------------------


             J. DAVID MARTIN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
    DANIEL B. PLATT, CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL OFFICER
                         610 WEST ASH STREET, SUITE 1600
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 652-4700
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)


                                    COPY TO:

                              WILLIAM B. KING, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

                          -----------------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                          -----------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion. Dated February 26, 1999.
PROSPECTUS
                        BURNHAM PACIFIC PROPERTIES, INC.
         4,800,000 SHARES OF SERIES 1997-A CONVERTIBLE PREFERRED STOCK,
        7,804,878 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF
                    AND 574,483 OTHER SHARES OF COMMON STOCK
                                  ------------


        Selling stockholders identified in this prospectus are offering 2,800,000 shares of preferred stock to be sold in the offering. We are offering:

         - an additional 2,000,000 shares of preferred stock, which we may issue upon redemption of preferred units of limited partnership interest of our operating partnership, Burnham Pacific Operating Partnership, L.P.,

         - 7,804,878 shares of common stock, which we may issue upon conversion of the above referenced 4,800,000 shares of preferred stock,

         - an additional 574,483 shares of common stock, which we may issue upon redemption of common units of limited partnership interest of our operating partnership, and

         - an indeterminate number of additional shares of common stock, which we may issue as a result of the anti-dilution provisions of the preferred stock.

        We will not receive any proceeds from the sale of stock by the selling stockholders or the issuance of the other securities offered by this prospectus.

        Our common stock trades on the New York Stock Exchange under the symbol "BPP." The common and preferred stock are subject to restrictions on ownership and transfer designed to assist us in maintaining our status as a real estate investment trust for federal income tax purposes. See "Description of Securities--Common stock--Restrictions on transfer."


        The selling stockholders and any agents or broker-dealers that participate with them in the distribution of their shares of stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of their shares of stock may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

        SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR FACTORS YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO REDEEM EITHER PREFERRED UNITS OR COMMON UNITS OF OUR OPERATING PARTNERSHIP FOR SHARES OF PREFERRED STOCK OR COMMON STOCK OR WHETHER TO BUY SHARES OF EITHER CLASS OF STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              --------------------


                The date of this prospectus is February 26, 1999.

                               PROSPECTUS SUMMARY


        THIS SUMMARY ONLY HIGHLIGHTS THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. AS THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO PURCHASE SHARES OR TO REDEEM YOUR COMMON OR PREFERRED UNITS.


                              SOME IMPORTANT TERMS


        ALTHOUGH BURNHAM PACIFIC PROPERTIES, INC., BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P. AND THEIR SUBSIDIARIES AND AFFILIATES ARE SEPARATE LEGAL ENTITIES, FOR EASE OF REFERENCE, THE TERMS "WE," "US," AND "OUR" REFER TO THE BUSINESS AND PROPERTIES OF ALL OF THESE ENTITIES, UNLESS THE CONTEXT INDICATES OTHERWISE. FOR EASE OF REFERENCE AND CLARITY, WE SOMETIMES REFER TO BURNHAM PACIFIC PROPERTIES, INC. AND ITS PREDECESSOR, SUBSIDIARIES AND AFFILIATES AS "BURNHAM" AND BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P. AND ITS SUBSIDIARIES AND AFFILIATES AS THE "OPERATING PARTNERSHIP."

                              --------------------


                                   THE COMPANY


        We are a real estate operating company that acquires, rehabilitates, develops and manages retail properties in the western region of the United States. Our properties are primarily neighborhood and community shopping centers located in major metropolitan areas. We focus on shopping centers in areas with a limited supply of vacant land and with established consumer shopping patterns, characteristics that help limit competition. We own our properties and conduct substantially all of our business through the operating partnership. Burnham is the sole general partner of the operating partnership and owns a substantial majority of the economic interests in the operating partnership.


                         SECURITIES THAT MAY BE OFFERED


        This prospectus relates to the offer and sale from time to time of the following securities:

- up to 2,800,000 shares of preferred stock by the selling stockholders identified in this prospectus;

- up to an additional 2,000,000 shares of preferred stock which Burnham may issue upon redemption of preferred units of the operating partnership;

- up to 7,804,878 shares of common stock which Burnham may issue upon conversion of the preferred stock, based upon the current conversion rate of approximately 1.626 shares of common stock for each share of preferred stock;

- up to an additional 574,483 shares of common stock which Burnham may issue upon redemption of common units of the operating partnership; and

- an indeterminate number of additional shares of common stock which Burnham may issue as a result of provisions of the preferred stock which entitle holders of preferred stock to additional equity in Burnham if events occur that would otherwise dilute their ownership interests.

        The preferred stock that we are registering for issuance by us may be issued upon redemption of preferred units previously issued by the operating partnership when it acquired certain properties on December 31, 1997. The 2,800,000 shares of preferred stock which we are registering for resale by the selling stockholders were originally issued by Burnham as part of a related financing on December 31, 1997.

        The shares of common stock being registered for original issuance by Burnham may be issued in connection with:

- the conversion of shares of preferred stock, whether currently outstanding or issuable upon redemption of preferred units, and

- the redemption of common units issued by the operating partnership as a part of the purchase price for a shopping center also acquired on December 31, 1997.


        Pursuant to the agreement of limited partnership of the operating partnership, holders of common units may exchange their common units for cash equal to the value of an equivalent number of shares of common stock, subject to certain adjustments to prevent dilution. Holders of preferred units may exchange their preferred units with the operating partnership for cash equal to the greater of $25 per share of an equivalent number of shares of preferred stock or the value of the number of shares of common stock for which the shares of preferred stock are exchangeable. In lieu of delivering cash, however, Burnham may, at its option, choose to issue shares of common stock for the common units or preferred stock for the preferred units. The shares of common stock and preferred stock will be exchanged for common units or preferred units, as appropriate, on a one-for-one basis.

        We are registering the securities covered by this prospectus to satisfy our obligations under registration rights agreements with the selling stockholders and holders of preferred and common units.

        Neither Burnham nor the operating partnership will receive any cash proceeds from the issuance of any common stock or preferred stock offered under this prospectus. With each issuance of common stock or preferred stock as a result of a redemption of partnership units, however, Burnham's economic interest in the operating partnership will increase. Burnham also will not receive any cash proceeds from the sale of the stock by the selling stockholders.


                                  RISK FACTORS


        Investing in shares of our common stock or preferred stock involves various risks. If you currently hold common or preferred units you may already be subject to some of the business risks to which we are subject. However, you should consider additional risks involved in redeeming partnership units or in owning stock of Burnham rather than partnership units of the operating partnership. In considering whether to redeem either preferred units or common units for shares of preferred stock or common stock or whether to purchase shares of either class of stock, you should carefully consider the matters discussed under "Risk Factors" beginning on page 6 of this prospectus.


                              TAX STATUS OF BURNHAM


        Burnham has elected to qualify as a real estate investment trust (a "REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, in each year since 1987. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on the portion of our ordinary income and capital gains that is currently distributed to our stockholders. Even if we qualify for taxation as a REIT, we may be required to pay state and local taxes on our income and property and federal income and excise taxes on our undistributed income. See "Risk Factors--We could incur unanticipated expenses if we fail to qualify as a REIT" and "Federal Income Tax Considerations" for a more detailed explanation.

        Our offices are located at 610 West Ash Street, Suite 1600, San Diego, California 92101. Our telephone number is (619) 652-4700.

                                  RISK FACTORS


        BEFORE YOU PRESENT YOUR PARTNERSHIP UNITS FOR REDEMPTION, WHICH MAY RESULT IN YOUR RECEIPT OF SHARES OF COMMON STOCK OR PREFERRED STOCK, OR BEFORE YOU PURCHASE COMMON STOCK OR PREFERRED STOCK FROM A SELLING STOCKHOLDER, YOU SHOULD BE AWARE THAT THERE ARE RISKS IN MAKING SUCH AN INVESTMENT. WE HAVE DESCRIBED THE MATERIAL RISK FACTORS WHICH YOU SHOULD CONSIDER CAREFULLY, TOGETHER WITH ALL OF THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE TO PRESENT YOUR PARTNERSHIP UNITS FOR REDEMPTION OR BEFORE YOU PURCHASE PREFERRED STOCK. THIS SECTION INCLUDES OR REFERS TO CERTAIN FORWARD-LOOKING STATEMENTS. WE URGE YOU TO READ THE EXPLANATION OF THE QUALIFICATIONS AND LIMITATIONS ON SUCH FORWARD-LOOKING STATEMENTS IMMEDIATELY BELOW.

RISK FACTORS RELATING TO THE REDEMPTION OF PARTNERSHIP UNITS AND THE PURCHASE OF SHARES

PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE ACQUISITION PROPOSALS.

        CHARTER AND BYLAWS. Certain provisions contained in our charter and bylaws may discourage third parties from making proposals to acquire us, even if some of our stockholders consider the proposal to be in their best interest. These provisions include the following:

- Our bylaws provide that a special meeting of stockholders may be called by stockholders only when called by stockholders who hold shares representing a majority of votes entitled to be cast at the meeting. This provision could make it difficult for a stockholder to call a meeting for the purpose of approving a change of control without the support of the board of directors.

- Our charter authorizes the board of directors to reclassify Burnham's authorized capital stock without approval of the stockholders generally. This allows them to increase the number of shares of preferred stock presently authorized by a substantial amount and to establish the preferences and rights of any class or series issued. As a result, the board of directors could issue a class or series of preferred stock that would discourage or delay a tender offer or change in control.

- Our charter generally limits any holder from acquiring more than 9.8% of the value of our capital stock or number of shares of our outstanding common stock. This may limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of common stock or otherwise effect a change in control.

- With limited exception, our Articles Supplementary prohibit us from taking certain actions, including the merger or consolidation of Burnham or the operating partnership, as a result of which the valuation of the common stock is not in excess of $15.375.

        OPERATING PARTNERSHIP AGREEMENT. We conduct most of our business through our operating partnership. We are the sole general partner of the operating partnership and, except in limited circumstances, have exclusive management power over the business and affairs of the operating partnership. Furthermore, we may not be removed as general partner of the operating partnership, with or without cause, by the holders of limited partnership units. As a result of this structure, a third party may be deterred from making an acquisition proposal that it might otherwise make.

WE ARE SUBJECT TO A VARIETY OF REAL ESTATE INDUSTRY RISKS.

        REAL ESTATE OWNERSHIP RISKS. If revenue from our properties is insufficient to meet our operating expenses, our cash flow and ability to pay distributions to our stockholders will be impaired. The following factors, among others, may diminish the value of our real estate and impair our ability to generate revenues:

-        changes in the general economic climate;

- local conditions, including an oversupply of space or a reduction in demand for real estate in an area;

-        the quality and philosophy of our management;

-        competition from other available space;

-        the ability of the owner to provide adequate maintenance;

-        insurance and variable operating costs;

-        government regulations;

-        changes in interest rate levels;

-        the availability of financing; and

-        potential liability due to changes in environmental and other laws.

        ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and therefore we may not be able to sell one or more of our properties in order to react promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits a REIT's ability to sell properties held for fewer than four years. This may affect our ability to sell properties without affecting returns to stockholders.


WE DEPEND SUBSTANTIALLY ON LOCAL ECONOMIC CONDITIONS.

        Our properties are all located in the western region of the United States. A majority of them are in the State of California, primarily in the San Diego County, greater Los Angeles and San Francisco Bay areas. We are subject to the strengths or weaknesses of the western region economy and the aforementioned local economies in many ways as a result of this concentration of properties. The performance of the economy in each locality affects occupancy, market rental rates and expenses and could lower our revenues and the underlying values of our properties. Moreover, the financial conditions of major local employers may have an impact on our revenues and the value of some of our properties. If there is a downturn in the economy of the western region in general or of any of these local economies, our results of operations could suffer and we could be unable to make distributions to our stockholders. In that regard, we have properties in areas that have been in the past and could be in the future harmed by reductions in defense spending, or affected by conditions in the high technology industries and natural disasters, including earthquakes and floods. See "-- Our insurance coverage is limited."

OUR INVESTMENTS ARE CONCENTRATED IN THE RETAIL SEGMENT OF THE REAL ESTATE INDUSTRY.

        Our current strategy is to acquire interests only in retail shopping centers and other properties which are related to retail shopping centers. If there is a downturn in the retail industry, we will be in a worse position to make distributions to our stockholders than if we diversified our portfolio by investing in other types of properties.

        We are subject to risks associated with retail tenants, including the volatile nature of the retail business and changes in consumer preferences. These risks may result in tenant failures or changes in physical requirements which we may have to accommodate to retain or attract tenants. Retail chains may overexpand in general market area, thereby creating competition with their own stores that may be in one or more of our properties. Because many anchor tenants have negotiating power to demand the exclusive or sole right to sell certain types of products in a shopping center, they could impair our ability to lease space to retailers of potentially competing products. These and similar factors may affect the revenues, and resulting value, of our properties.


WE HAVE COMPETITORS.

        Numerous retail properties compete with our properties in attracting tenants to lease space. Some of these properties are newer and better located or designed and may offer lower expenses or be better capitalized than our properties. We may find it difficult to lease space at our properties or at newly developed or acquired properties and at rents currently charged as a result of competitive commercial properties in a particular area. Additionally, we compete for investment opportunities with entities which have substantially greater financial resources than ours. These entities may be able to accept more risk than we can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell.


OUR FINANCIAL CONDITION DEPENDS IN PART ON THE FINANCIAL CONDITION OF OUR
TENANTS.

        At any time, any of our tenants may seek the protection of the bankruptcy laws. This could result in the rejection and termination of that tenant's lease and thereby cause us to lose rental income. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. A tenant's failure to affirm their lease following bankruptcy or a weakening of their financial condition could impair our results of operations and ability to make distributions to our stockholders.


THERE ARE RISKS ASSOCIATED WITH THE ACQUISITION AND DEVELOPMENT OF REAL ESTATE.

        We intend to acquire existing retail commercial properties to the extent that we can do so on acceptable terms. We typically acquire properties that meet our investment criteria. Acquisitions of retail commercial properties entail investment risks associated with most real estate investments, including the risk that investments will not perform as expected or that estimated costs of improving an acquired property to bring it up to standards established for the intended market position may prove inaccurate.

        We pursue commercial property development projects. Generally, developing properties carries more risk than acquiring existing properties. For example, development projects generally require governmental and other approvals which we may not be able to obtain. Furthermore, approvals frequently require the improvement of public infrastructure, or other activities to mitigate the effects of the proposed development, which may cost more than anticipated. Our development activities will entail a variety of other risks, including:


- that we will devote financial and management resources to projects which may not come to fruition;

-        that we will not complete a development project as scheduled;

-        that we will incur higher construction costs than anticipated;

- that occupancy rates and rents at a completed project will be less than anticipated; and

- that expenses at a completed development will be higher than anticipated.

These risks may harm our results of operations and ability to make distributions to our stockholders.


        We may not be able to secure financing to acquire or develop properties, and if we do, the terms may not be favorable. Integrating the aforementioned acquisition and development properties into our current systems and procedures presents a challenge to our management. Failure to do so could cause us financial harm and impair our ability to make distributions to our stockholders.

WE DEPEND ON KEY PERSONNEL.

        We depend on the efforts of our executive officers, J. David Martin, our President and Chief Executive Officer, Joseph Wm. Byrne, our Executive Vice President and Chief Operating Officer, and Daniel B. Platt, our Executive Vice President, Chief Financial Officer and Chief Administrative Officer. Loss of their services could harm our operations. We have an employment agreement with Mr. Martin. That agreement could be terminated by either party at will and, in the event that Burnham sought to enforce any of its terms in the future, a court may determine that it is unenforceable in whole or in part.

OUR DEVELOPMENT OF PROPERTIES ACQUIRED FROM J.
DAVID MARTIN, OUR CHIEF EXECUTIVE OFFICER,
COULD CREATE CONFLICTS OF INTEREST.

        We are currently developing one property and are in the process of leasing two prior development properties, which we acquired from entities directly or indirectly controlled by Mr. Martin concurrently with his appointment as President and Chief Executive Officer in 1995. Mr. Martin continues to own an equity interest in each of the partnerships which own those properties. Burnham is the general partner of those partnerships. Mr. Martin may receive additional equity in each partnership when each of the development projects is completed and begins to generate rental income. The amount of additional equity which Mr. Martin may receive will depend upon factors which we cannot predict, including the actual cost of each project. Since Mr. Martin personally has an interest in these development projects, there could be a conflict between his duty to act on behalf of Burnham and his personal interest. We have adopted procedures such as Mr. Martin's absence from discussions of our board of directors which relate to the relevant properties. However, conflicts of interest could arise despite our efforts to avoid them.


WE COULD INCUR UNANTICIPATED EXPENSES IF WE FAIL TO QUALIFY AS A REIT.

        Burnham has elected to qualify as a real estate investment trust under the Internal Revenue Code. We believe that since 1987 we have satisfied the REIT qualification requirements. However, the IRS could challenge our REIT qualification for taxable years still subject to audit. Moreover, we may fail to qualify as a REIT in future years. Qualification as a REIT, however, involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. For example, in order to qualify as a REIT, we must derive at least 95% of our gross income in any year from qualifying sources and we must distribute annually to stockholders 95% of our REIT taxable income, excluding net capital gains. In addition, REIT qualification involves the determination of factual matters and circumstances not entirely within our control.

        If in any taxable year we fail to qualify as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. Furthermore, we would be subject to federal income tax on our taxable income at regular corporate rates. Unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to our stockholders would be reduced for each of the years involved. Although we currently intend to operate as a qualified REIT, future economic, market, legal, tax or other considerations may impair our REIT qualification or may cause our board of directors to revoke the REIT election. See "Federal Income Tax
Considerations."

WE COULD INCUR COSTS FROM ENVIRONMENTAL PROBLEMS, EVEN IF WE DID NOT CAUSE OR CONTRIBUTE TO THEM.

        Under federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances from the property. These laws often impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of those substances, or the failure to properly remediate them, may impair the owner's or operator's ability to sell or rent the property or to borrow using the property as collateral. A person who arranges for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removing or remediating the substances at a disposal or treatment facility, whether or not that person owns or operates the facility. Since we own, operate, manage and develop real estate, for liability purposes we may be considered an owner or operator of those properties or as having arranged for the disposal or treatment of hazardous or toxic substances. As a result, we could have to pay removal or remediation costs. Furthermore, environmental laws impose liability for release of asbestos-containing materials into the air. If we were ever held responsible for releasing asbestos-containing materials, third parties could seek recovery from us for personal injuries. Thus, we might have to pay other costs, including governmental fines and costs related to personal injuries and property damage, resulting from the environmental condition of our properties, regardless of whether we actually contributed to those conditions.

WE ARE SUBJECT TO RISKS FROM DEBT FINANCED ACQUISITIONS.

        Like many owners of real estate, we borrow money to pay for the acquisition, development and operation of properties and for other general corporate purposes. Our charter and bylaws do not limit the amount of indebtedness that we may incur. We currently have a line of credit facility that has both secured and unsecured portions and another line of credit facility which is unsecured. Although provisions contained in the credit facilities limit the amount of additional indebtedness we may incur, we may incur substantial indebtedness beyond our current level. Some of our debt is cross-collateralized and cross-defaulted.

        We may borrow up to $205 million under one credit facility of which $135 million is to be secured by individual properties and $70 million is unsecured. This credit facility bears interest at rates of LIBOR (London Inter-Bank Offer Rate) plus 1.4% for secured borrowings and LIBOR plus 1.5% for unsecured borrowings. We may borrow up to $5 million under our other unsecured revolving credit facility. This credit facility bears interest at the rate of either LIBOR plus 2.0% or the prime lending rate. At December 31, 1998, approximately 35.3% of our total outstanding debt was variable rate debt and substantially all of it reprices on a monthly basis.

         Our credit facilities require that we comply with a number of financial covenants. In addition, we have pledged some of our properties as collateral to secure loans made by various lenders, including borrowings made under one of our credit facilities. We may not be able to meet our debt service obligations, including as a result of higher interest rates affecting our variable rate debt, or to comply with the terms of our debt instruments. If this occurred, our lenders might be entitled to demand immediate repayment of the related indebtedness and to commence foreclosure proceedings against the property securing the indebtedness. If we default on a cross-collateralized loan, the holder of the debt may be able to foreclose not only on the properties which secure that loan but on other properties as well. A default by Burnham on a cross-defaulted loan will be automatically deemed a default under other loans. All of this could cause us to lose some or all of our assets and limit our ability to generate revenues and pay distributions to our stockholders.

        Furthermore, a downturn in the economy could make it difficult for us to borrow money on favorable terms. If this occurred, we might need to sell some of our assets at unfavorable prices to enable us to repay some of our loans. We would be subject to the risks normally associated with debt financing, including:

-       the risk that our cash flow will be
        insufficient to meet required payments of principal and interest;

- the risk that variable interest rates on indebtedness will increase; and

- the risk that existing indebtedness cannot be refinanced or that the terms of refinancing will be less favorable than the terms of existing indebtedness.

Other than indebtedness under our credit facilities, our mortgage indebtedness is generally nonrecourse to us. However, even with respect to nonrecourse mortgage indebtedness, we could be obligated to pay our lenders for deficiencies resulting, among other things, from fraud, misapplication of funds and environmental liabilities.

        Both of the credit facilities described above are scheduled to mature in November 1999. We may be unable to repay our debt under these credit facilities or refinance it on favorable terms. If this occurs, we may need to liquidate one or more investments in properties at terms which may not permit us to realize the maximum return on our investment.

WE OWN PROPERTIES JOINTLY WITH OTHER ENTITIES AND
ARE COMMITTED TO EXPAND OUR JOINT VENTURE
ACTIVITIES.

        We may from time to time acquire interests in joint ventures formed to own or develop real property or interests in real property, including the CalPERS and the CUIP joint ventures described below. We may acquire minority interests in joint ventures and also may acquire interests as a passive investor without rights to actively participate in management of the joint ventures. Investments in joint ventures involve additional risks, including the possibility:

- that the other participants may become bankrupt or have economic or other business interests or goals which are inconsistent with our interests;

-       that we will be unable to direct the
        management and policies of the joint
        ventures; and

- that other participants may take action contrary to our instructions or requests or our policies and objectives or which could jeopardize our ability to maintain qualification as a REIT.


        These investments may also have the potential risk of impasse on decisions, such as a sale, because no single entity has full control over the joint ventures. We will, however, seek to maintain sufficient control of these joint ventures to achieve our business objectives and to preserve our status as a REIT, although we may not be successful in doing so. If we are not successful, our business and operations will be impaired and we may not be able to make distributions to our stockholders. There is no limitation under our organizational documents as to the amount of available funds that we may invest in joint ventures.


        CALPERS. On August 31, 1998 we entered into an agreement with the State of California Public Employees' Retirement System ("CalPERS") pursuant to which CalPERS has an 80% interest and the operating partnership a 20% interest in a joint venture. The purpose of the joint venture is to serve as the vehicle through which we and CalPERS expect to invest in neighborhood, community, promotional and specialty retail centers in the western region of the United States. Although the operating partnership is the manager of the joint venture, CalPERS is entitled to certain rights which may be inconsistent with our interests. CalPERS is entitled to a priority return on its investment in the joint venture before any return is paid to the operating partnership. The priority return is equal to a 5.00% annual rate of return (adjusted for inflation) plus a premium which could raise the priority return substantially. Also, subject to certain limitations, CalPERS may elect to convert its joint venture interest in one or more properties held by the joint venture into shares of our common stock (up to an aggregate of 9.8% of the number of outstanding shares of our common stock). In addition, under the joint venture agreement, the operating partnership is obligated to:

- observe a number of policies established by CalPERS with respect to its investments generally;

- consult regularly with CalPERS relative to its policies for real estate investments;

- establish an annual business plan for the joint venture that is subject to CalPERS' approval;

-       advise CalPERS concerning major
        developments; and

- obtain CalPERS' approval before taking specified major activities with respect to the properties owned by the joint venture.

        As of October 1, 1998, CalPERS made an initial contribution to this new joint venture of five retail properties in Colorado, Texas and Oregon, valued at approximately $80,000,000. CalPERS had previously been the sole owner under arrangements with previous advisors. In addition, during the fourth quarter of 1998, the joint venture purchased interests in five additional retail shopping centers for an aggregate purchase price of approximately $38,261,000. We intend to contribute properties owned directly by our operating partnership as our initial contribution. The joint venture agreement contemplates an aggregate $400 million investment by CalPERS and $100 million investment by us through the period ending December 31, 1999, and provides for up to $165 million of leverage through mortgage or line of credit borrowings by the joint venture. Subject to certain qualifications, in making future acquisitions, we are committed to offer qualifying retail property investment opportunities to the joint venture until the parties' respective investment obligations are satisfied, before making such acquisitions solely for our own direct account. We can give no assurance that the investment goals of the joint venture will be satisfied or that CalPERS and we may not agree to expand such goals or to vary our respective 80/20% participation in the joint venture.

        CUIP. In addition, we have agreements with an institutional investor, California Urban Investment Partners ("CUIP"), relating to our joint ownership of two shopping center properties, Margarita Plaza and Ladera Center, each acquired in 1996. Each property is owned by a separate limited liability company, of which both CUIP and the operating partnership are managing members. We own a 25% interest and CUIP owns a 75% interest in each joint venture. The principal investor in CUIP is CalPERS.

"BANKRUPTCY REMOTE ENTITIES" MAY LIMIT OUR ABILITY TO AVAIL OURSELVES OF THE PROTECTION OF BANKRUPTCY AND INSOLVENCY LAWS.

A significant portion of Burnham's properties are held in subsidiaries that are "bankruptcy remote entities." This means that these subsidiaries have governance provisions that prohibit or restrict Burnham's ability to cause them to file proceedings under bankruptcy and insolvency laws. In the event of a default by a bankruptcy remote subsidiary of the subsidiary's obligations to its creditors, Burnham may not be able to use the protection of bankruptcy or insolvency laws to keep creditors from realizing on collateral or collecting the obligations owed by the subsidiary to the creditors.

OUR INSURANCE COVERAGE IS LIMITED.

        We have comprehensive general liability coverage and umbrella liability coverage on all of our properties. We believe that our properties are adequately insured against liability claims and the cost of defending those claims. Our coverage is subject to deductibles and subject to the limitations described below on insurance for losses caused by earthquake or flood. Similarly, we believe that our properties are adequately insured on a replacement cost basis (subject to deductibles) against the risk of direct physical damage for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Certain types of extraordinary losses, however, either are not insurable or are not economically insurable. Should any uninsured loss occur, we could lose our investment in, and anticipated revenues from, a property. An uninsured loss could harm our business and operations and our ability to make distributions to our stockholders. Currently we also insure some of our properties for loss caused by earthquake in the aggregate amount of $50 million (subject to deductibles) and six of our properties for loss caused by flood. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, we have determined that the risk of loss due to earthquake and flood does not justify the cost to increase this coverage any further under current market conditions. However, we could suffer material harm if an earthquake, flood or other natural disaster occurs.

YEAR 2000 ISSUES MAY RESULT IN A DISRUPTION OF BURNHAM'S OPERATIONS AND THE ABILITY OF BURNHAM'S TENANTS AND SUPPLIERS TO MEET THEIR OBLIGATIONS.

        We continue to identify our Year 2000 issues. Currently, we are approximately halfway through our evaluation process. Our approach to becoming Year 2000 ready includes a standard set of methods and tools, including taking inventory, renovating if necessary, and testing. We do not believe that the costs associated with becoming Year 2000 ready will be material. The manufacturer of the accounting software that we use has indicated that its software is materially Year 2000 ready and a version of the software which is fully Year 2000 ready will be available during the first quarter of 1999. Depending on the timing of the availability of this updated software, we plan to install it in the first or the second quarter of 1999. We believe that the hardware used to run our software is Year 2000 ready.

        We are currently completing an inventory of the Year 2000 readiness status of the computer hardware and software used to run the property operating systems such as security, energy, elevator and safety systems at our properties. Once this inventory is complete, we will test the time-sensitive systems that we have been informed are Year 2000 ready. We will reprogram or replace the systems found not to be Year 2000 ready.

        Our ability to complete the Year 2000 modifications outlined above prior to any anticipated impact on our operating systems is based on numerous assumptions of future events and is dependent upon numerous factors, including the ability of third party software and hardware manufacturers to make necessary modifications to current versions of their products, the availability of resources to install and test the modified systems and other factors. Accordingly, these modifications may not be successful.

        Even if all of our own systems are Year 2000 ready, our business could still be disrupted if our tenants, business partners, suppliers and other parties are not ready. We are currently surveying material vendors and tenants regarding the Year 2000 readiness status of their computer hardware and software. We will review the results of this survey, assess the impact of the results on our operations and take whatever action we deem necessary. Testing may be required for several, but not all, third parties. Test strategies and schedules will be unique to each situation once we understand the respective requirements and readiness levels.

        Our business could be harmed if other entities, including the governmental units and utility companies that provide services to our properties and their respective tenants and customers fail to be Year 2000 ready. In addition to our significant tenants, we are seeking to ascertain the Year 2000 readiness:

-       of each utility company servicing each
        property; and

- each city, town, county or other governmental unit providing police, fire, traffic control and other governmental services relevant to the efficient operation of the property.

        After we survey the Year 2000 readiness of other parties, we intend to determine if we will need any contingency plans to deal with the non-readiness of others. At the present time, we do not believe that Year 2000 non-readiness of tenants is likely to have any significant effect on us and our operations. However, if a major tenant of any of our properties is not Year 2000 ready, its business could suffer. This could result in:

-       that tenant's inability to pay rent; and

- decrease in customer traffic and business of other tenants at that property.

We do not anticipate that we will need contingency plans to deal with tenant non-readiness. However, we recognize that we may need to develop contingency plans to provide for the continued operation of one or more individual properties whose suppliers of services necessary for the efficient operation of the property may not be fully Year 2000 ready by January 1, 2000. We believe that the most reasonable worst-case year 2000 scenario that may affect our business would be a prolonged failure of a supplier of these services, particularly utility services that may harm operations of one or several of our tenants.

REDEEMING PARTNERSHIP UNITS WILL CHANGE YOUR INVESTMENT.

        If you hold partnership units, you may redeem some or all of them for cash. However, we may elect to give you common stock in exchange for your common units or preferred stock in exchange for your preferred units instead. If you receive cash, you will no longer have any interest in the operating partnership except to the extent that you still retain some partnership units. As a result, you will not benefit from any subsequent increases in our share price and you will not receive any future distributions from us unless you retain or acquire partnership units or additional shares of capital stock in the future. If you receive capital stock, you will become a stockholder of Burnham Pacific Properties, Inc. rather than a holder of partnership units in Burnham Pacific Operating Partnership, L.P. and as such will have different economic and corporate governance rights from those you had as a holder of partnership units.

REDEEMING PARTNERSHIP UNITS WILL CREATE TAX LIABILITIES FOR YOU.

        If we acquire your partnership units in exchange for cash or stock, the redemption of your partnership units will be treated as a sale for tax purposes. The redemption will be fully taxable to you, and you will be taxed on an amount equal to the sum of (a) the cash you receive or the value of the capital stock you receive plus (b) the amount of any liabilities of the operating partnership allocable to the exchanged partnership units at the time of the redemption or exchange less (c) your adjusted basis in your partnership units. The amount of gain recognized or even the tax liability resulting from that gain could exceed the amount of cash and the value of stock you would receive in the redemption. In addition, you may not be able to sell your stock in order to raise cash to pay your tax liabilities associated with the redemption of partnership units as a result of fluctuations in the market price of our common stock or the value of our preferred stock or as a result of there being no organized public market for preferred stock.

        If we do not acquire the partnership units you tender for redemption in exchange for our capital stock, and the operating partnership redeems the partnership units for cash, the tax consequences may differ. See "Description of units and redemption of units of operating partnership -- Tax consequences of redemption."

REDEEMING PARTNERSHIP UNITS MAY CAUSE YOUR

ORIGINAL ACQUISITION OF PARTNERSHIP UNITS TO BE SUBJECT TO TAX.

        The original transaction in which you exchanged property for partnership units may be treated as a taxable sale under the "disguised sale" rules of the Internal Revenue Code if you redeem your partnership units. Although there are several exceptions, the tax law generally provides that a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner will be presumed to be a taxable sale if the two transactions happen within a two-year time period. The presumption may be overcome if the facts and circumstances clearly establish that the transfers are not a sale. On the other hand, if two years have passed between the original contribution of property and the transfer of money or other consideration, the transactions will not be presumed to be a taxable sale unless the facts and circumstances clearly establish that they should be. You should consult your own tax advisor regarding your personal situation prior to tendering partnership units for redemption, and regarding any reporting requirements.

THERE IS NO PUBLIC MARKET FOR OUR PREFERRED
STOCK.

        At the present time, there is no trading market for the preferred stock, and the limited number of shares of preferred stock, even if all of them were issued, would likely inhibit the development of an organized public market. A stockholder's ability to sell preferred stock will depend upon a variety of factors including the amount available for sale, the terms under which they are available to purchasers and the objectives of potential investors in Burnham.

THE PRICE OF OUR CAPITAL STOCK IS SUBJECT TO
GENERAL MARKET FORCES.

        A variety of factors may influence the price of our capital stock. The price of our capital stock, including shares of our common stock which are listed on the New York Stock Exchange, could drop based on such factors as:


-       an increase in market interest rates;

- public perception that companies dependent on retail tenants are doing poorly in comparison to other companies owning other types of properties and catering to different types of tenants;

-       the announcement of new acquisitions or
        development projects by us or our
        competitors;

- quarterly variations in our operating results or the operating results of our competitors;
        and

- changes in earnings (losses) or other estimates by analysts or reported results that vary from those estimates.


        In addition, the stock market may experience significant price fluctuations which, although unrelated to our performance, could cause the market value of our capital stock to drop. If the market value of our capital stock experiences periods of volatility, securities litigation could be initiated against us. This litigation could cost us substantial financial and management resources and could harm our business and operations and our ability to make distributions to our stockholders.

BURNHAM'S ABILITY TO PAY DIVIDENDS DEPENDS UPON DISTRIBUTIONS RECEIVED FROM THE OPERATING PARTNERSHIP.

        The operating partnership owns our properties and conducts our business. Accordingly, we pay all of our dividends from distributions we receive from the operating partnership. We receive distributions as both general partner and a limited partner owning preferred units and common units of the operating partnership. Although Burnham, as sole general partner of the operating partnership, intends to cause the operating partnership to make distributions in amounts sufficient to enable it to pay dividends to the holders of its capital stock, if the operating partnership fails to make distributions at any time Burnham's ability to pay dividends would be impaired.

THE REGISTRATION AND OTHER RIGHTS OF THE CAPITAL STOCK MAY LOWER THE MARKET PRICE OF THE SHARES.

        We have given holders of preferred stock, preferred units and common units registration rights which include "demand" and "piggyback" registration rights with respect to the following shares of capital stock that are the subject of this prospectus:

- 2,800,000 shares of preferred stock which the selling stockholders may offer for sale;

- up to 2,000,000 shares of preferred stock which we may issue upon redemption of preferred units;

-       up to 7,804,878 shares of common stock
        which we may issue upon conversion of
        the preferred stock; and

-       up to 574,472 shares of common stock
        which we may issue upon redemption of
        currently outstanding common units that
        were issued in connection with an
        acquisition, plus an additional
        undetermined number of additional
        common units that may be issuable
        pursuant to an "earn-out" provision of
        another acquisition but which are not being registered for sale under this prospectus.

        The operating partnership has also invested in other real estate partnerships and limited liability companies and has issued common units to contributors of other properties. The common units issued in exchange for those other properties are not being registered for sale under this prospectus. Partners in those other limited partnerships and limited liability companies and the holders of those common units have the right to have their interests in the partnerships and limited liability companies redeemed for cash or, at our option, for shares of our common stock. These partners also have certain "demand" and "piggyback" registration rights with respect to the shares of our common stock that may be issued in exchange for their limited partnership, limited liability company or operating partnership interests. All of the registration rights discussed above could lower the market price for our capital stock.

        In addition, holders of preferred stock have rights of first offer to purchase shares of our capital stock which we may offer in the future. These rights of first offer could lower the market price for our capital stock.

ANTI-DILUTION PROVISIONS OF THE PREFERRED STOCK MAY LEAD TO SUBSTANTIAL DILUTION OF THE HOLDERS OF COMMON STOCK.

        Each share of preferred stock is convertible, at the option of the holder, into a number of shares of common stock determined by applying a formula set forth in Burnham's Articles Supplementary. This formula may be adjusted in order to protect holders of preferred stock against dilution of their ownership interest in Burnham. If Burnham sells shares of common stock or securities convertible into common stock below certain purchase or exercise prices (as applicable) set forth in the Articles Supplementary, the formula will be adjusted in order to entitle holders of preferred stock to more common stock upon conversion of their preferred stock than they would have otherwise received. Holders of preferred stock may exercise their conversion rights with respect to 25% of the shares held of record by each stockholder on and after each of December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999 (or earlier in certain circumstances defined by the Articles Supplementary). As of December 31, 1998, each share of preferred stock was convertible into approximately 1.626 shares of common stock. It is likely that any adjustment of the conversion formula entitling holders of preferred stock to more common stock than they otherwise would have received would have a significant dilutive effect on the holders of common stock both as a result of the initial dilutive transaction as well as the impact of the antidilution provisions of the preferred stock triggered by the transaction. See "Description of Securities--Preferred stock--Conversion right." The proportionate ownership, voting power and earnings per share of the holders of common stock could be substantially diluted if we engage in a dilutive transaction and consequently issue a substantial number of additional shares of common stock and/or preferred stock. This, in turn, could lower the market price of the shares offered by this prospectus.

CONCENTRATION OF VOTING AND CONSENT POWER OF THE HOLDERS OF THE PREFERRED STOCK MAY BE DETRIMENTAL TO THE HOLDERS OF COMMON STOCK.

        The holders of shares of preferred stock have the right to vote on all matters on which the holders of common stock are entitled to vote. For purposes of determining voting results, their shares of stock will be treated as if they had been converted into common stock and as though part of the same class of common stock.

        While any shares of preferred stock are outstanding, Burnham may not, without approval of holders of at least a majority of the outstanding shares of preferred stock voting separately as a class, take any of several actions described in the Articles Supplementary that would diminish the right of the holders of preferred stock (including the authorization or issuance of any class or series of stock that would rank prior to or on a parity with the preferred stock) or that would result in Burnham's transfer of its general partnership interest in the operating partnership or a merger or consolidation of assets which would result in the common stock having a value of less than $15.375 per share, or the termination (as defined in the Articles Supplementary) of Burnham's qualification as a real estate investment trust, or a change of control (as defined in the Articles Supplementary) or certain other actions. See "Description of Securities--Preferred stock--Conversion right."

        The holders of the preferred stock have the contractual right to recommend to the nominating committee of the board of directors one candidate for election as a director at each annual meeting of stockholders (until the number of outstanding shares of preferred stock is reduced to a specified number). In addition, under Burnham's Articles Supplementary, if Burnham does not pay the full amount of the preferred stock preferential dividend for four consecutive quarters or if Burnham defaults under certain obligations relating to the voting rights of the holders of preferred stock, the holders of the preferred stock will have the right, as a class, to elect two additional directors of Burnham, until those defaults are cured. The interests of the holders of the preferred stock, and indirectly the director or directors elected by the holders of the preferred stock, may differ from or conflict with the interests of the holders of common stock. See "Description of Securities--Preferred Stock--Voting Rights" for a description of certain other rights of the holders of preferred stock and of holders of preferred units, and of certain obligations of Burnham in connection therewith.

        The holders of the preferred stock have the right to consent to some of our actions. We may not, among other things, make certain revisions to our corporate structure and operations, without the approval of holders of at least a majority of the outstanding shares of preferred stock, voting as a separate class. Such separate class vote is required to approve:

-       revisions that would affect the rights,
        priority and preferences of the preferred stock,

- the merger or consolidation of us or the operating partnership with another entity,

- the sale of all or substantially all of our assets, and

-       any transaction that would result in a
        change in control of either us or the
        operating partnership. See "Description of
        Securities--Preferred stock--Voting
        rights."

        As of the date of this prospectus, the selling stockholders named in this prospectus hold the substantial majority of all outstanding shares of the preferred stock.

        In addition, upon conversion of all of the preferred stock outstanding as of December 31, 1998 or which may be issued upon redemption of all of the preferred units outstanding as of December 31, 1998 into shares of common stock, the holders of preferred stock would hold approximately 18.8% of all outstanding shares of common stock (assuming that all of these shares of preferred stock were fully convertible on such date). Consequently, if this occurred, the holders of preferred stock would be the largest stockholder in Burnham and could have considerable influence with respect to the election of directors and the approval or disapproval of significant corporate actions. See "Description of Securities--Preferred stock--Conversion right."

        In view of the substantial influence of the holders of the preferred stock over our affairs, you should note that interests of the holders of the preferred stock do not necessarily coincide with those of the holders of the common stock. Therefore, actions by the holders of the preferred stock will not necessarily be in the best interests of the holders of common stock.

          ABOUT THIS PROSPECTUS AND WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of the registration statement that we filed with the Securities and Exchange Commission to register the shares of stock offered in this offering. It does not repeat important information that you can find in our registration statement or in the annual, quarterly and special reports, proxy statements and other documents that we file with the Securities and Exchange Commission. Our Securities and Exchange Commission file number is 001-09524.

        We file annual, quarterly and special reports, proxy statements and other information electronically with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, Mail Stop 1-2, N.W., Washington, D.C. 20549 or you may obtain them from the Securities and Exchange Commission by mail at the prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms or on how to receive our filings by mail. Our SEC filings are also available from the New York Stock Exchange, located at 20 Broad Street, New York, New York 10005 and at the Securities and Exchange Commission's website at http://www.sec.gov.

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents filed by Burnham that are listed below, and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

- our quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

- our proxy statement dated April 7, 1998 with respect to our annual meeting of stockholders on May 11, 1998;

- our current reports on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998, April 6, 1998, June 1, 1998 and December 23, 1998; and

- the description of our Common Stock contained or incorporated by reference in our Registration Statement on Form 8-B filed on June 2, 1997, including any amendments thereto.

        WE WILL PROVIDE, WITHOUT CHARGE, AT THE WRITTEN OR ORAL REQUEST OF ANYONE TO WHOM THIS PROSPECTUS IS DELIVERED, COPIES OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN AN EXHIBIT TO A FILING UNLESS THAT EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE INTO THAT FILING. WRITTEN REQUESTS SHOULD BE DIRECTED TO BURNHAM PACIFIC PROPERTIES, INC., 610 WEST ASH STREET, SUITE 1600, SAN DIEGO, CALIFORNIA 92101, ATTENTION: CHIEF FINANCIAL OFFICER. TELEPHONE REQUESTS MAY BE DIRECTED TO (619) 652-4700.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus (in the case of a statement in a previously filed document incorporated by reference herein), in any applicable prospectus supplement or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement. Subject to the foregoing, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

        We are not making an offer of the securities offered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus, in any prospectus supplement or in any document incorporated by reference herein or in such prospectus supplement is accurate as of any date other than the date on the front of those documents.

        Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

                                   THE COMPANY


        We are a real estate operating company which acquires, rehabilitates, develops and manages retail properties in the western region of the United States. Burnham began operations through a predecessor in 1963, became a real estate investment trust ("REIT") in 1987 and today is one of the largest public owners and operators of non-mall retail properties in the western region of the United States. Our properties are primarily neighborhood and community shopping centers located in major metropolitan areas. We focus on shopping centers in areas with a limited supply of vacant land and with established consumer shopping patterns. These characteristics help limit potential future competition in a trade area. We also own four office and industrial properties which we consider non-strategic and which we may sell as suitable opportunities arise. Title to our properties is held by or for the benefit of the operating partnership or various subsidiaries of the operating partnership.

        We own our properties and conduct most of our business through an operating partnership, of which Burnham is the sole general partner. Burnham owns a substantial majority of the economic interests in the operating partnership. Other limited partners of the operating partnership have contributed interests in properties to the operating partnership in exchange for limited partnership units. Those transactions have enabled us to reduce the amount of cash paid for the acquired properties while also providing the contributors the opportunity to defer recognition of federal income taxes on their disposition of those properties. Holders (other than Burnham) of partnership units issued on those acquisitions generally have the right, after a specified period of time, to cause the operating partnership to redeem their partnership units for cash. In lieu of redemption for cash, Burnham may exchange a like number of shares of its capital stock for the partnership units being redeemed.

        Among the properties that we have acquired where units of the operating partnership were issued as part of the acquisition price are the following:

- On December 31, 1997, we acquired Simi Valley Plaza shopping center in Simi Valley, California from Simi Valley Plaza LLC. The operating partnership issued 574,483 common units as part of the payment for the acquisition.

- Also on December 31, 1997, we acquired a portfolio of 20 California shopping centers from investment funds affiliated with Blackacre Capital Group, L.P. and individuals affiliated with Highridge Partners (collectively "Blackacre") pursuant to a contribution agreement. For ease of reference, we later refer to that group of properties as the "Golden State Properties Portfolio." The operating partnership issued 2,000,000 preferred units to members of Blackacre, and undertook to issue additional common units and/or cash as a part of an "earn-out" provision in the Golden State Properties Portfolio contribution agreement. Burnham contributed additional funds to enable the operating partnership to acquire these properties. These funds included the proceeds from Burnham's issuance to Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings, L.L.C. (collectively "Westbrook") of 2,800,000 shares of preferred stock. Concurrently with Burnham's issuance of these shares of preferred stock, the operating partnership issued to Burnham 2,800,000 preferred units whose distribution and other economic terms mirror the distribution and other economic terms of the preferred stock. (As a matter of convenience among themselves, Westbrook and Blackacre requested us to issue 10 of the 2,800,000 shares of preferred stock in the name of Blackacre and 10 of the 2,000,000 preferred units in the name of Westbrook.)

See "Description of partnership units and redemption of partnership units of operating partnership" for a description of the common units and preferred units that were issued in those transactions.

         In August 1998, the operating partnership and the State of California Public Employees' Retirement System ("CalPERS") entered into a joint venture agreement for the acquisition of neighborhood, community, promotional and specialty retail centers in the western region of the United States. The joint venture agreement contemplates an aggregate $400 million investment by CalPERS and $100 million investment by us through the period ending December 31, 1999, and provides for up to $165 million of leverage through mortgage or line of credit borrowings by the joint venture. Subject to certain qualifications, in making future acquisitions, we are committed to offer qualifying retail property investment opportunities to the joint venture until CalPERS' and our respective investment obligations are satisfied, before making such acquisitions solely for our own direct account. We can give no assurance that the investment goals of the joint venture will be satisfied or that CalPERS and we may not agree to expand such goals or to vary our respective 80/20% participation in the joint venture. See "Risk Factors - We own properties jointly with other entities and are committed to expand our joint venture activities."

                           FORWARD LOOKING INFORMATION

        Some of the statements made in the "Risk Factors" section or under the caption "The Company" and elsewhere in this prospectus, or incorporated by reference into this prospectus, are "forward-looking statements." Forward-looking statements may include, without limitation, statements relating to acquisitions, including financial information, and other business development activities, future capital expenditures, financing sources and availability and the effects of regulations (including environmental regulation) and competition.

        When we use the words "anticipate," "assume," "believe," "estimate," "expect," "intend" and other similar expressions, they are generally forward-looking statements. You should be cautious in interpreting and relying on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and could materially change our actual results, performance or achievements.

        Factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the following:

- we are subject to general risks affecting the real estate industry, including the need to enter into new leases or renew leases on favorable terms to generate rental revenues and dependence on our tenants' financial condition;

- we may fail to identify, acquire, construct or develop additional properties; we may develop properties that do not generate desired returns; or we may fail to effectively integrate acquisitions of properties or portfolios of properties;

- financing may not be available, or may not be available on favorable terms;

- we need to make distributions to our stockholders for us to qualify as a REIT, and if we need to borrow the funds to make distributions the borrowings may not be available on favorable terms;

- we depend on the primary markets where our properties are located, and these markets may be harmed by local economic and market conditions which are beyond our control;

-        we are subject to potential environmental liabilities;

- we are subject to complex regulations relating to our status as a REIT and would be harmed if we failed to qualify as a REIT; and

- market interest rates could harm the market prices for our common stock and our performance and cash flow.

        In general, we and our business are subject to the matters described in the "Risk Factors" section of this prospectus.

                            DESCRIPTION OF SECURITIES


        THE DESCRIPTION OF BURNHAM'S CAPITAL STOCK SET FORTH BELOW DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO BURNHAM'S CHARTER AND BYLAWS, EACH AS AMENDED AND RESTATED, COPIES OF WHICH ARE EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. SEE "AVAILABLE INFORMATION."



GENERAL


        Under its charter, Burnham has authority to issue up to 100 million shares of stock, consisting of 75 million shares of common stock, five million shares of preferred stock and 20 million shares of "excess stock" each with a par value of $.01 per share. As of December 31, 1998, Burnham had 31,954,008 shares of common stock and 2,800,000 shares of preferred stock issued and outstanding. The 2,800,000 shares of preferred stock were held by the selling stockholders. In addition, as of December 31, 1998, the operating partnership had 2,800,000 preferred units and 1,785,474 common units outstanding not including those held by Burnham. If presented to the operating partnership for redemption, the partnership units held by persons other than Burnham may be exchanged for shares of preferred stock or common stock, as the case may be, on a one-for-one basis at the option of Burnham, subject to the expiration of certain "lock-out" periods specified in agreements relating to the issuance of those partnership units and subject to certain adjustments to prevent dilution and certain limitations imposed to protect Burnham's status as a REIT.


PREFERRED STOCK

        As part of the financing for Burnham's acquisition of a portfolio of the Golden State Properties Portfolio, which was completed on December 31, 1997, Burnham issued 2,800,000 shares of its preferred stock to Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings, L.L.C. in a privately negotiated sale. The preferred stock is the only series of preferred stock of Burnham that is outstanding as of the date of this prospectus. The preferred stock ranks senior to the common stock with respect to dividend rights and distributions upon liquidation, dissolution and winding up of Burnham. The principal terms of the preferred stock are summarized below. This summary is not complete and is qualified by the complete text of the Articles Supplementary to Burnham's charter filed as an exhibit to Burnham's Report on Form 8-K dated January 14, 1998, which is incorporated by reference herein.

                     STATED VALUE AND LIQUIDATION PREFERENCE

        The preferred stock has a stated value of $25 per share. Upon the distribution of assets on the liquidation, dissolution or winding up of Burnham each share of preferred stock is entitled to a payment equal to the stated value plus any accrued and unpaid dividends prior to the payment of any amount with respect to shares of the common stock.

        Burnham will not make any payment to holders of common stock upon the liquidation, dissolution or winding up of Burnham until the holders of preferred stock have received their payment in full. If, upon liquidation, dissolution or winding up, the assets of Burnham, or the proceeds thereof, are insufficient to pay the holders of preferred stock the amounts owed to them, then Burnham's assets, or the proceeds thereof, will be distributed pro rata to the holders of shares of the preferred stock and any shares of stock which are on parity with the preferred stock as to distributions on liquidation in accordance with their respective holdings.

        Neither a consolidation or merger of Burnham with another corporation, nor a sale or transfer of all or any part of Burnham's assets for cash or securities, will be considered a liquidation, dissolution or winding up of Burnham.

        DIVIDENDS AND DISTRIBUTIONS

         Each share of preferred stock is entitled to receive cumulative quarterly cash dividends equal to the greater of (1) 2.00% of the per share stated value, and (2) the amount of dividends payable on the number of shares of common stock into which the shares of preferred stock are then convertible. The dividends will accrue daily and will, to the extent not paid in full on the applicable dividend payment date, together with accruals thereon, accrue at the compounded quarterly rate of 2.00% from that date until payment is made, whether or not Burnham has earnings or surplus.

        Unless and until all accrued dividends on the preferred stock through the most recent dividend payment date have been paid, Burnham may not:

- declare or pay any dividend, make any distribution other than those payable solely in shares of common stock, or set aside any funds or assets for payment or distribution with regard to any common stock or any other stock junior to the preferred stock;

- redeem or purchase or set aside any funds or other assets for the redemption or purchase of, any shares of stock ranking junior to the preferred stock; or

- authorize, take or cause to be taken any action as general partner of the operating partnership that will result in (A) the declaration or payment by the operating partnership of any distribution to its partners (other than distributions made concurrently with distributions payable to Burnham in respect of its partnership interest or preferred units in each case that will be used by Burnham to fund the payment of dividends), or set aside any funds or assets for payment of any distributions (other than authorized distributions) or (B) the redemption or purchase, or the setting aside of any funds or other assets for the redemption or purchase of, any partnership interests in the operating partnership.

        While any shares of preferred stock are outstanding, Burnham may not pay any dividend on any shares of any class or series of stock of Burnham which ranks on a parity with the preferred stock as to payment of dividends unless at least a proportionate payment is made with regard to all accrued dividends on the preferred stock through the most recent preceding dividend payment date.

        CONVERSION RIGHT

        Each share of preferred stock is convertible into the number of shares of common stock obtained by dividing the stated value per share by the conversion price. As of December 31, 1998, each share of preferred stock was convertible into approximately 1.626 shares of common stock. The conversion price will be adjusted if Burnham:

- pays a dividend or makes a distribution on its common stock in shares of its common stock;

- subdivides its outstanding common stock into a greater number of shares;

-        combines its outstanding common stock into a smaller number of shares;

- issues rights or warrants to the holders of its common stock as a class entitling them to purchase common stock at a price per share less than the then conversion price; or

- distributes to the holders of its common stock as a class any shares of stock of Burnham, other than common stock or evidences of indebtedness or assets other than those referred to in the previous clause, to purchase any of its securities.

        Furthermore, in the event (1) Burnham issues or sells common stock, or securities exercisable for or convertible into common stock, at a purchase or exercise price (as applicable) of less than $14.375 per share and (2) that issuance would trigger a reduction in the conversion price of at least 1.0% under the formula set forth in the Articles Supplementary, then the conversion price will be reduced pursuant to a formula based upon the proportion of the value of common stock issuable at less than the conversion price to the value of all common stock to be outstanding following such issuance.

         If, however, any shares of common stock are issued or issuable at or less than $11.00 per share, then the conversion price will be fully reduced to that lower price. This type of reduction in the conversion price would likely dilute the holders of common stock significantly as a result of both the initial dilutive transaction and the impact of the antidilution provisions of the preferred stock triggered by the transaction. The conversion right is exercisable by a holder of preferred stock with respect to 25% of the shares held of record by that holder on and after each of December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999. The conversion may be exercisable at an earlier time in the event of a change of control or certain other events set forth in the Articles Supplementary.

        On and after January 1, 2003, Burnham may give notice of mandatory conversion of all of the outstanding preferred stock if the average of the volume weighted average price of the common stock on each of the twenty trading days immediately prior to the notice of mandatory conversion and the volume weighted average price on the trading day immediately prior to the notice of mandatory conversion and the trading day immediately prior to the date of the intended conversion is greater than the conversion price, and after that notice all outstanding shares shall be mandatorily converted into common stock; except that each holder of preferred stock shall have the right, prior to the date established for mandatory conversion, instead to cause Burnham to redeem his or her preferred stock at its stated value plus accrued dividends to the redemption date multiplied by a percentage equal to 105% if the redemption date is prior to December 31, 2003, decreasing by 1% each year thereafter (but not less than 100% after December 31, 2007).

        VOTING RIGHTS

        The holders of shares of preferred stock have the right to vote on all matters on which the holders of common stock are entitled to vote on an "as converted" basis with holders of shares of the common stock, as though part of the same class as holders of common stock.

        While any shares of preferred stock are outstanding, Burnham may not, without approval of holders of at least a majority of the outstanding shares of preferred stock voting separately as a class, take any of several actions described in the Articles Supplementary that would diminish the right of the holders of preferred stock or that would result in Burnham's transfer of its general partnership interest in the operating partnership or a merger or consolidation of assets which would result in the common stock having a value of less than $15.375 per share, or the termination of Burnham's qualification as a real estate investment trust, or a change of control (as defined in Burnham's Articles Supplementary) or certain other actions.

        The holders of the preferred stock have the right to submit a recommendation to the nominating committee of the board of directors of a candidate for election as a director at each annual meeting of stockholders. This right will continue until the number of outstanding shares of preferred stock is significantly reduced. In addition, if Burnham fails to pay the full amount of the preferred stock preferential dividend for four consecutive quarters or if Burnham does not fulfill some of its other obligations with respect to the preferred stock, the holders of the preferred stock will have the right, as a class, to elect two additional directors of Burnham, until those defaults are cured. See "Risk Factors -Anti- dilution provisions of the preferred stock may lead to substantial dilutions of the holders of common stock."

        If Burnham is entitled or requested to act in its capacity as a holder of preferred units of the operating partnership it will do so by voting or otherwise acting with respect to all of its preferred units solely in accordance with instructions received from a majority of the holders of preferred stock.

        REGISTRATION RIGHTS

        Burnham has entered into registration rights agreements with the holders of preferred stock and preferred units which require it, under some circumstances, to register under the Securities Act shares of preferred stock which are (a) currently issued and outstanding and (b) issuable upon redemption of preferred units and shares of common stock issuable upon conversion of preferred stock. These registration rights agreements give the holders of the applicable securities both "demand" and "piggyback" registration rights.

COMMON STOCK

        DISTRIBUTION RIGHTS

        Holders of common stock are entitled to receive distributions on their shares if, as and when the board of directors authorizes and declares distributions, subject to the provisions of Burnham's charter regarding excess stock. A description of excess stock may be found below under the heading "--Excess stock."

        LIQUIDATION/DISSOLUTION RIGHTS

        In a liquidation or dissolution of Burnham, each share of common stock entitles its holder to share in any assets that remain after Burnham pays its liabilities and any preferential distributions owed to the holders of preferred stock and any other series of preferred stock issued in the future. Each holder of common stock will receive a share of those assets based on the percentage of shares of common stock which he or she holds.

        VOTING RIGHTS

        Subject to the provisions of Burnham's charter regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as otherwise required by law or except as provided with respect to any other class or series of preferred stock issued in the future, the holders of common stock and the holders of preferred stock possess exclusive voting power. The holders of preferred stock have the right to vote on all matters submitted to a vote of the holders of common stock on an "as-converted" basis. There is no cumulative voting in the election of directors, which means that the holders of a majority of the votes cast for directors can, subject to certain rights of holders of preferred stock, elect all of the directors then standing for election.

        RESTRICTIONS ON TRANSFER

        See "--Excess stock" below for a description of certain provisions of Burnham's charter designed to preserve Burnham's status as a qualified REIT. These provisions limit the transfer of, and provide Burnham with a right to redeem, shares of capital stock and that also provide for the conversion of that stock into excess stock, in some circumstances.

        OTHER TERMS

        Subject to the provisions of Burnham's charter regarding excess stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, which rights are, however, subject to preferential rights of shares of preferred stock and any other series of preferred stock that may be outstanding. Holders of shares of common stock have no preference, conversion, sinking fund, redemption or exchange rights or preemptive rights. A conversion feature is one where a stockholder has the option to convert his shares to a different security, such as debt or preferred stock. A sinking fund or redemption right is one where a stockholder will have the right to redeem his shares for cash or other securities at some point in the future. Sometimes a redemption right is paired with an obligation of Burnham to create an account into which Burnham must deposit money to fund redemption (i.e., a sinking fund). Preemptive rights are rights granted to stockholders to subscribe for a percentage of any other securities we offer in the future based on the percentage of shares owned.

        REGISTRATION RIGHTS

        Burnham has entered into registration rights agreements with certain holders of common units which require it, under certain circumstances, to register under the Securities Act certain shares of common stock issuable upon redemption of the common units and upon conversion of preferred stock. These registration rights agreements give the holders of the applicable securities both "demand" and "piggyback" registration rights.

        INFORMATION


        Burnham furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

        EXTRAORDINARY TRANSACTIONS

        Pursuant to Maryland law and Burnham's charter, Burnham generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast. In addition, a number of other provisions of Maryland law could significantly affect the shares of common stock and the rights and obligations of its holders. See "--Certain provisions of Maryland law."

        TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the common stock is First Chicago Trust Company of New York, a division of EquiServe, 525 Washington Boulevard, Jersey City, New Jersey 07303.


POWER TO ISSUE ADDITIONAL SHARES OF STOCK

        The charter grants the board of directors the power to authorize the issuance of additional authorized but unissued shares of common stock and preferred stock. The board of directors may also classify or reclassify unissued shares of common stock or preferred stock or excess stock and authorize the issuance of these classified or reclassified shares of stock. Under Maryland law and the charter, the board of directors is required to fix the terms and conditions for each class or series, subject to the provisions of the charter regarding excess stock, prior to the issuance of the shares of each class or series of stock. These terms and conditions include preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.

        This power provides the board of directors with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which Burnham's securities may be listed or traded, the additional classes or series, as well as the common stock, will generally be available for issuance without further action by stockholders. However, the issuance of additional series of preferred stock with rights senior to the currently issued preferred stock must be approved by the holders of the currently issued preferred stock. Although the board of directors does not intend to do so at the present time, it could authorize the issuance of a class or series that could delay, defer or prevent a change of control or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority of, the common stock might receive a premium for their shares over the then-current market price.

EXCESS STOCK

        GENERAL. As a protective measure, Burnham's charter provides for the issuance of a separate class of capital stock, referred to as "excess stock," to attempted transferees of capital stock in transactions that may endanger Burnham's REIT qualification. The specific terms of excess stock and the conditions giving rise to its issuance are described in more detail below.



        OWNERSHIP LIMIT. As a REIT, Burnham is required to comply with a number of complicated rules under the Internal Revenue Code. Among other things, the Internal Revenue Code requires that, with certain limited exceptions, REITs satisfy the following ownership limitations:


- not more than 50% in value of the REIT's outstanding capital stock may be owned, directly or indirectly after applying complex attribution rules, by five or fewer "individuals" (which is defined to include a variety of types of tax-exempt entities or relationships) during the last half of its taxable year, and


- the REIT's capital stock must be beneficially owned by 100 or more persons during at least 335 days of each taxable year.

         In order to protect its status as a qualified REIT, Burnham's charter limits the amount of its capital stock that any one party may hold. These ownership limits prohibit any holder from wning, or being deemed to own by virtue of the attribution provisions of the Internal Revenue Code:

-        more than 9.8% in value of Burnham's outstanding capital stock; or

- more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of common stock, including shares of common stock issuable upon conversion of any other outstanding shares of capital stock of Burnham.

        The charter deems holders to own all stock that they (1) actually own,
(2) constructively own after applying the attribution rules specified in the Internal Revenue Code, and (3) have the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities. Holders may include natural persons, corporations, estates, trusts, partnerships or other entities. The fact that affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of the value of all outstanding capital stock in the aggregate will not of itself result in the ownership limit being exceeded, even though that investment advisor may be considered to be the "beneficial owner" of the stock for purposes of Section 13(g) of the Exchange Act.

        VIOLATION OF OWNERSHIP LIMIT. The charter provides that any attempted transfer of capital stock is null and void if it would result in a violation of the ownership limit or the disqualification of Burnham as a REIT. These provisions include any transfer that results in Burnham being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code. In the event of an attempted transfer, the intended transferee will acquire no rights to the capital stock. Instead, the shares of capital stock will automatically be exchanged for shares of excess stock and these shares of excess stock will automatically be transferred, by operation of law, to a trustee for the exclusive benefit of one or more beneficiaries designated from time to time by Burnham (except to the extent described below). The trustee will be named by the board of directors of Burnham, but must be unaffiliated with Burnham and that person whose acquisition of stock would result in a violation of the ownership limit or the disqualification of Burnham as a REIT.

        RIGHTS OF EXCESS STOCK. The excess stock held in trust (a) will be considered to be issued and outstanding shares of Burnham stock, (b) will be entitled to receive distributions declared by Burnham and (c) may be voted by the trustee for the exclusive benefit of the beneficiary. The charter requires a person whose acquisition of stock would result in a violation of the ownership limit to repay to Burnham any dividend or distribution which it receives prior to the discovery that capital stock was transferred in violation of the ownership limit. Burnham would then be required to turn over the amount of the repayment to the trustee. The charter also retroactively nullifies any votes cast by that person prior to the discovery that a transfer of stock to him or her violated the ownership limit. The charter does provide, however, that the retroactive nullification of the vote cast with respect to the relevant shares of capital stock will not harm the rights of any third party who relied in good faith upon the vote and its consequences.

        TRANSFERABILITY OF EXCESS STOCK. As a general rule, holders may not transfer excess stock. Subject to Burnham's redemption right described below, the trustee may transfer the shares of excess stock to a purchaser who could own such shares without violating the ownership limit. When sold, the shares of excess stock would automatically convert back into shares of the class or series of capital stock or convertible security from which they were originally converted.

         After excess stock is transferred in this way, the person who attempted to acquire the shares but was not permitted to do so shall receive from the proceeds of the sale the lesser of (a) the price paid by that prohibited owner for the shares and (b) the price per share received by the trustee from the sale of the shares. If the prohibited owner received the excess stock by gift, devise or otherwise without paying for it, then he or she shall receive the lesser of
(a) the market price of the shares on the day of the event causing the shares to be held in trust, as determined in the manner set forth in the charter, and (b) the price per share received by the trustee from the sale of the shares. Any remaining sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable beneficiary.

        REDEMPTION RIGHT. In addition to the transfer restrictions described above, Burnham or its designee has the right to purchase all or any portion of the excess stock from the trustee for a period of 90 days from the time Burnham receives written notice of the prohibited transfer or other event resulting in the exchange of capital stock for excess stock. Under the charter, the purchase price will be the lesser of (a) the price paid for the stock by the prohibited owner or (b) the market price of the stock on the date Burnham exercises its option to purchase. If the prohibited owner received the stock without paying for it, the market price of the stock at the time of the prohibited transfer will be used in lieu of a price paid. Upon any purchase by Burnham, the trustee must distribute the purchase price to the prohibited owner.

        ADDITIONAL CHARTER PROVISIONS REGARDING THE OWNERSHIP LIMIT. The ownership limit will not preclude settlement of transactions on the New York Stock Exchange or any other stock exchange on which capital stock of Burnham is listed but the provisions of the charter shall remain applicable to the transferee and to any shares transferred. If the board of directors determines that it is no longer in the best interests of Burnham to continue to qualify as a REIT, then these restrictions on transferability and ownership will not apply.

        Upon demand by Burnham, each stockholder and each proposed transferee of capital stock must disclose to Burnham in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the board of directors deems necessary to comply with, or determine compliance with, the provisions of the Internal Revenue Code applicable to REITs or the requirements of any taxing authority or governmental agency.

        CERTAIN EXCEPTIONS TO OWNERSHIP LIMIT. The board of directors may waive the ownership limit if it obtains representations and undertakings reasonably necessary for it to ascertain that the changes in ownership will not jeopardize Burnham's status as a REIT and if the board of directors decides that the waiver is in Burnham's best interest. Based upon representations of Blackacre under the Contribution Agreement and of Westbrook under the Stock Purchase Agreement that no individual would, after applying applicable the rules of the Internal Revenue Code, own more than 9.8% of the common stock or of the value of all of the capital stock of Burnham, and on certain other representations and agreements, the board of directors has partially waived the ownership limits that would otherwise limit the amount of capital stock of Burnham that Westbrook could own and that would otherwise limit the number of shares of preferred stock and of common stock that Blackacre may acquire upon the exchange of their operating partnership units for capital stock of Burnham.


        The ownership limit does not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws if both of the following conditions are met:





- At least two-thirds of the outstanding shares of capital stock are tendered and accepted pursuant to the tender offer. The securities held by the tender offeror and/or its affiliates and associates are not included in determining whether the two-thirds threshold has been met.

- The tender offeror commits in the tender offer, if the offer is accepted by the holders of two-thirds of the outstanding stock, to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

CERTAIN PROVISIONS OF MARYLAND LAW

        MARYLAND BUSINESS COMBINATION STATUTE

         Maryland law prohibits certain "business combinations," including mergers, consolidations, share exchanges, certain asset transfers and certain issuances of equity securities, between a Maryland corporation and any person or entity that owns 10% or more of the voting power of the corporation's shares. This prohibition exists for five years after the most recent date on which the ten percent owner became a ten percent owner. Thereafter, any business combination must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the person with whom the business combination is to be effected. There is an exception to this rule when, among other things, the holders of the corporation's shares receive a minimum price for their shares in accordance with Maryland law and the consideration is received in cash or in the same form as previously paid by the ten percent owner for the shares that it owns. However, these provisions of Maryland law do not apply to "business combinations" with a ten percent owner that are approved or exempted by the board of directors of the corporation before that ten percent owner becomes a ten percent owner.

        Burnham's board of directors has adopted a resolution rendering these "business combinations" provisions inapplicable to Burnham. However, the board of directors has reserved the right to revoke their resolution if doing so is in the best interest of Burnham and our stockholders.

        MARYLAND CONTROL SHARE ACQUISITION STATUTE

        Maryland law provides that "Control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on that matter by stockholders. "Control Shares" are voting shares that, if aggregated with all other such shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:


                  (1)      one-fifth or more but less than one-third;

                  (2)      one-third or more but less than a majority; or

                  (3)      a majority of all voting power.


        Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain expenses.

        If voting rights are not approved at a stockholder meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

        Burnham's bylaws contain a provision which exempts the acquisition of Burnham's capital stock from these restrictions. However, the board of directors, by two-thirds majority vote, may repeal this exemption either before or after an acquisition of control shares if it determines that doing so is in the best interest of our stockholders. The board of directors may do this without stockholder approval.

      DESCRIPTION OF UNITS AND REDEMPTION OF UNITS OF OPERATING PARTNERSHIP

     THE FOLLOWING DESCRIPTION OF CERTAIN PROVISIONS OF THE OPERATING PARTNERSHIP AGREEMENT, AND OF THE FIRST AMENDMENT THERETO THAT WAS ENTERED INTO CONCURRENTLY WITH THE CLOSING OF THE ACQUISITION OF THE GOLDEN STATE PROPERTIES PORTFOLIO ON DECEMBER 31, 1997, IS QUALIFIED IN ALL RESPECTS BY THE PROVISIONS OF THE OPERATING PARTNERSHIP AND OF THE FIRST AMENDMENT FILED AS EXHIBITS TO BURNHAM'S REPORTS ON FORM 8-K DATED DECEMBER 16, 1997 AND JANUARY 14, 1998, RESPECTIVELY, AND OF SCHEDULE C TO SUCH FIRST AMENDMENT FILED AS AN EXHIBIT TO BURNHAM'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997, WHICH EXHIBITS ARE HEREBY INCORPORATED BY REFERENCE HEREIN.

COMMON UNITS.

     The operating partnership agreement provides that, subject to the preferences of any class or series of partnership interest established by the general partner, the operating partnership shall make distributions pro rata to partners holding common units and to the general partner as such in proportion to their respective partnership interests. Burnham will hold as many common units, including for this purpose all partnership units held by it as general partner and as limited partner, as there are shares of common stock of Burnham outstanding from time to time, and contemplates making quarterly distributions to the holders of common units concurrently with and in the same amounts as dividends paid by Burnham on its common stock. This amount is currently at the quarterly rate of $0.2625.

     In addition, the operating partnership agreement provides that on the December 31 or June 30 coinciding with or next following the first anniversary of the issuance of common units (or earlier in the event of certain extraordinary transactions), the holder of each common unit will have the right to require the operating partnership to redeem the unit at a redemption price equal to the then market value of a share of common stock. Such redemption will be in cash, except that Burnham may assume the redemption obligation and pay the redemption in the form of registered shares of its common stock.

PREFERRED UNITS.

     By the First Amendment, Burnham, as general partner of the operating partnership, established a series of 4,800,000 preferred units of limited partnership interest designated as "Series 1997-A Preferred Limited Partner Units" and issued 2,000,000 preferred units to the contributors of the Golden State Properties Portfolio and 2,800,000 preferred units to Burnham. The economic rights of holders of preferred units, with respect to distributions and upon liquidation, are identical to the rights of holders of preferred stock. Distributions by the operating partnership with respect to preferred units held by Burnham will provide the funds to enable Burnham to make its distributions to the holders of the preferred stock. Holders of preferred units other than Burnham have the right to redeem their preferred units for cash equal to the greater of the $25 per share of an equivalent number of shares of preferred stock or the value of the number of shares of common stock for which the shares of preferred stock are exchangeable. In lieu of delivering cash, however, Burnham may, at its option, choose to acquire preferred units by issuing shares of preferred stock in exchange. If this occurs, the number of preferred units held by Burnham will increase so that Burnham will always hold a number of preferred units equal to the number of outstanding shares of preferred stock.

     In general, the terms of the First Amendment that define the economic rights of holders of preferred units other than Burnham are substantially identical to the provisions of the Articles Supplementary that define the economic rights of the holders of preferred stock. See "Description of Securities--Preferred stock" above.

TAX CONSEQUENCES OF REDEMPTION.

     The following discussion summarizes certain federal income tax considerations that may be relevant to a unitholder who redeems its partnership units.

TAX TREATMENT OF EXCHANGE OR REDEMPTION OF UNITS

     Burnham may elect to purchase units presented to its operating partnership for redemption. If it does so, the operating partnership agreement provides that the transaction will be treated as a sale of partnership units by the unitholder to Burnham at the time of the redemption. The sale will be fully taxable to the redeeming unitholder. The determination of the amount and character of gain or loss is discussed below. See "--Computation and character of gain or loss" below.

     If Burnham does not elect to purchase a unitholder's partnership units tendered for redemption, and the operating partnership redeems the partnership units for cash that Burnham contributes to the operating partnership to effect the redemption, the redemption likely would be treated for tax purposes as a sale of the partnership units to Burnham in a fully taxable transaction. In that event, the tax consequences would be the same as if Burnham elected to purchase the partnership units for cash, as described above.

     If Burnham does not elect to purchase the partnership units tendered for redemption, and the operating partnership redeems all of a unitholder's partnership units for cash that is not contributed by Burnham to effect the redemption, the tax consequences would likely be the same as described in the previous paragraph. If the operating partnership redeems less than all of a unitholder's units, however, the unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any operating partnership liabilities allocable to the redeemed partnership units, exceeded the unitholder's adjusted basis in all of the unitholder's units immediately before the redemption. This result may differ if the redemption is treated as a disguised sale. See "Potential application of the disguised sale regulations to a redemption of units" below.

     If Burnham contributes cash to the operating partnership to effect a partial redemption of a unitholder's units, and the form of the transaction is respected for tax purposes so that the redemption transaction is treated as the redemption by the operating partnership rather than a sale to Burnham, the income tax consequences to a unitholder would be the same as described in the preceding paragraph.

COMPUTATION AND CHARACTER OF GAIN OR LOSS

     The amount of gain or loss from any transaction treated as a sale of units will be based on the difference between the amount realized for tax purposes and the tax basis in the units. See "--Basis of units" below. Upon the sale of partnership units, the "amount realized" will be measured by the sum of the cash and fair market value of the capital stock received plus the amount of any operating partnership liabilities allocable to the partnership units sold. To the extent that the amount of cash or property received plus the allocable share of any operating partnership liabilities exceeds the unitholder's basis for the partnership units, the unitholder will recognize gain. The amount of gain recognized or even the tax liability resulting from that gain could exceed the amount of cash and/or the value of any capital stock received.

     In general, any gain from a sale or other disposition of partnership units will be treated as gain resulting from the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a unit attributable to a unitholder's share of "unrealized receivables" of the operating partnership (as defined in Section 751 of the Internal Revenue Code) exceeds the basis attributed to those assets, the excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in operating partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the operating partnership had sold its assets at their fair market value at the time of the transfer of a unit.

BASIS OF UNITS

     In general, a unitholder who acquired his or her partnership units by contribution of property and/or money to the operating partnership had an initial tax basis in these partnership units equal to the sum of (a) the amount of money contributed, (b) his or her adjusted tax basis in any other property contributed in exchange for the partnership units and (c) his or her share of the operating partnership's liabilities, less (d) the amount of any liabilities assumed by the operating partnership and any money distributed in connection with the acquisition of the partnership units. The initial basis of partnership units acquired by other means would have been determined under the general rules of the Internal Revenue Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect initial basis. Unitholders should consult their own tax advisors regarding their initial basis. A unitholder's initial basis in his or her partnership units generally is increased by his or her share of the (a) operating partnership taxable and tax-exempt income and (b) increases in liabilities of the operating partnership. Generally, a unitholder's basis in his or her partnership units is decreased by his or her share of the (a) operating partnership distributions, (b) decreases in liabilities of the operating partnership, (c) losses of the operating partnership and (d) nondeductible expenditures of the operating partnership that are not chargeable to his or her capital account. A unitholder's basis in units cannot be less than zero.

POTENTIAL APPLICATION OF THE DISGUISED SALE REGULATIONS TO A REDEMPTION OF UNITS

     A redemption of partnership units originally issued in exchange for a contribution of property to the operating partnership may cause the original transfer of property to be treated as a "disguised sale" of property. Section 707 of the Internal Revenue Code and the Treasury Regulations thereunder generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of a liability, from the partnership to the partner will be presumed to be a sale of the property by the partner to the partnership if the two transactions happen within a two-year time period. This presumption may be overcome if the facts and circumstances clearly establish that the transfers do not constitute a sale. Nonetheless, if the transactions occur within a two-year period, the partner may be obliged to report them to the IRS. The disguised sale regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

     Accordingly, if a unitholder who received units in exchange for a contribution of property to the operating partnership presents units for redemption, the IRS could contend that the original contribution of property was taxable as a disguised sale under the disguised sale regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Internal Revenue Code, subject to certain limitations. In addition, a portion of the proceeds received by a redeeming unitholder could be characterized as original issue discount on a deferred obligation. This would be taxable as interest income under Section 1272 of the Internal Revenue Code. Each unitholder should consult its own tax advisors to determine whether redemption of its partnership units could be subject to the disguised sale regulations.

COMPARISON OF OWNERSHIP OF PARTNERSHIP UNITS AND COMMON STOCK

     The nature of any investment in Burnham's preferred stock or common stock is generally economically equivalent to an investment in preferred units or common units (as the case may be) in the operating partnership. A holder of a share of capital stock receives the same distribution that a holder of the equivalent class of partnership units receives and stockholders and unitholders generally share in the risks and rewards of ownership in the same enterprise. There are, however, differences between ownership of partnership units and ownership of capital stock, some of which may be material to investors.

     The information below highlights a number of significant differences between the operating partnership and Burnham relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with being a partner in the operating partnership and being a stockholder of Burnham, respectively. These comparisons are intended to assist unitholders in understanding how their investment will be changed if their partnership units are acquired for capital stock. This discussion is summary in nature and does not constitute a complete discussion of these matters. Holders of partnership units should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about Burnham.


                           THE OPERATING PARTNERSHIP

FORM OF ORGANIZATION AND ASSETS OWNED

     The operating partnership is organized as a Delaware limited partnership and is the entity through which Burnham conducts substantially all of its business and owns, directly or indirectly, most of its assets. The board of directors of Burnham manages the affairs of the operating partnership by directing the affairs of Burnham.

                                  THE COMPANY

FORM OF ORGANIZATION AND ASSETS OWNED

     Burnham is a Maryland corporation which has elected to be taxed as a REIT under the Internal Revenue Code and intends to maintain its qualifications as a REIT. Burnham maintains interests as the sole general partner in the operating partnership, and as the holder of both preferred and common limited partnership units in the operating partnership, which gives Burnham an indirect investment in those properties and other assets owned by the operating partnership.

                           THE OPERATING PARTNERSHIP

LENGTH OF INVESTMENT

     The operating partnership has a stated termination date of December 31, 2095, although it may be terminated earlier under certain circumstances.

                                  THE COMPANY

LENGTH OF INVESTMENT

     Burnham has a perpetual term and intends to continue its operations for an indefinite time period.

                           THE OPERATING PARTNERSHIP

NATURE OF INVESTMENT IN PREFERRED EQUITY AND DISTRIBUTION RIGHTS

     The preferred units constitute equity interests entitling each holder to his or her pro rata share of cash distributions made to the preferred unitholders of the operating partnership. In general, the operating partnership is structured so that preferred unitholders receive distributions on their preferred units equal to the dividend for the same period on a share of preferred stock of Burnham.

     As a partnership, the operating partnership is not subject to federal income taxation. In determining their federal income tax, partners of the operating partnership, including preferred unitholders, must take into account their allocable share of partnership income, gain, deduction and loss (regardless of whether distributed), and otherwise are subject to the rules governing the taxation of partnerships and partners. By contrast, preferred unitholders who receive preferred stock upon exercise of their redemption rights will be taxed on these investments in accordance with the rules governing REITs. See "Federal Income Tax Considerations."

                                  THE COMPANY

NATURE OF INVESTMENT IN PREFERRED EQUITY AND DISTRIBUTION RIGHTS

     The preferred stock constitutes an equity interest in Burnham. Burnham is entitled to receive any operating cash flow and capital cash flow remaining after a distribution to the holders of preferred units and common units has been effected. Each stockholder will be entitled to his or her pro rata share of any dividends or distributions paid with respect to preferred stock. The dividends payable to the holders of preferred stock are cumulative and not fixed in amount, but are only paid if, when and as declared by the board of directors. In order to qualify as a REIT, Burnham must distribute at least 95% of its taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

                           THE OPERATING PARTNERSHIP

NATURE OF INVESTMENT IN COMMON EQUITY AND DISTRIBUTION RIGHTS

     The common units constitute equity interests entitling each common unitholder to his or her pro rata share of cash distributions made to the common unitholders of the operating partnership. In general, the operating partnership is structured so that common unitholders receive distributions on their common units equal in amount to the dividend for the same period on a share of common stock of Burnham.

     As a partnership, the operating partnership is not subject to federal income taxation. In determining their federal income tax, partners of the operating partnership, including common unitholders, must take into account their allocable share of partnership income, gain, deduction and loss (regardless of whether distributed), and otherwise are subject to the rules governing the taxation of partnerships and partners. By contrast, common unitholders who receive common stock upon exercise of their redemption rights will be taxed on their investment in accordance with the rules governing REITs. See "Federal Income Tax Considerations."

                                  THE COMPANY

NATURE OF INVESTMENT IN COMMON EQUITY AND DISTRIBUTION RIGHTS

    The common stock constitutes an equity interest in Burnham. Burnham is entitled to receive any operating cash flow and capital cash flow remaining after a distribution to the holders of preferred units and common units has been effected. Each stockholder will be entitled to his or her pro rata share of any dividends or distributions paid with respect to common stock after the payment of dividends on outstanding preferred stock. The dividends payable on common stock are not fixed in amount and are only paid if, when and as declared by the board of directors. In order to qualify as a REIT, Burnham must distribute at least 95% of its taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

                           THE OPERATING PARTNERSHIP

ISSUANCE OF ADDITIONAL EQUITY

     The operating partnership is authorized to issue additional partnership units and such other partnership interests, including partnership interests of different series or classes that may be senior to common units, as Burnham may determine in its sole discretion as general partner; provided, however, that the operating partnership may not issue partnership interests senior or on parity with the preferred units without consent of holders of at least a majority of the preferred units. Subject to certain limitations with respect to the rights of preferred units, the relative rights, powers and duties of such additional partnership units or other interests will be determined by Burnham in its sole discretion. The operating partnership may issue partnership units and other partnership interests to Burnham, as long as such interests are issued in connection with a comparable issuance of its capital stock and proceeds raised in connection with the issuance of such capital stock are contributed to the operating partnership. The issuance of additional partnership units or other similar partnership interests may result in the dilution of the interests of the existing unitholders.

                                  THE COMPANY

ISSUANCE OF ADDITIONAL EQUITY

     The board of directors of Burnham may issue, in its discretion, additional equity securities consisting of common stock or any other series of capital stock so long as the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in Burnham's charter. Burnham may not issue additional equity securities which would impair the rights of the preferred stock without consent of holders of at least a majority of the preferred stock. The issuance of additional shares of common stock, preferred stock or other similar equity securities may result in the dilution of the interests of the existing stockholders. The operating partnership agreement contemplates that Burnham will contribute the proceeds of any additional equity securities to the operating partnership. Each time Burnham issues additional shares of common stock, the number of common units held by Burnham will increase so that Burnham will always hold the same number of common units as there are shares of common stock outstanding. Similarly, there will be an increase in the number of preferred units held by Burnham to correspond with an increase in the number of outstanding shares of preferred stock.

                           THE OPERATING PARTNERSHIP

LIQUIDITY OF COMMON EQUITY

     Subject to certain limitations, a common unitholder may transfer the economic interest to all or any portion of his or her common units without the consent of the general partner. However, the general partner's consent is required in circumstances where a transfer (1) would affect the treatment of Burnham or the operating partnership under state or federal law, particularly with respect to tax, partnership, and securities laws, or (2) would impose legal obligations on Burnham or the operating partnership.

     Subject to certain conditions, including the expiration of one or more specified "lock-out" periods, each common unitholder has the right to elect to have his or her common units redeemed by the operating partnership. Upon redemption, the unitholder will receive, at Burnham's election, either shares of common stock or the cash equivalent in exchange for common units.

                                  THE COMPANY

LIQUIDITY OF COMMON EQUITY

     Burnham's common stock is freely transferable subject to the requirements of the Securities Act. The common stock is listed on the New York Stock Exchange. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, Burnham's financial results and prospects, the general interest in Burnham's and other real estate investments and Burnham's dividend yield compared to that of other debt and equity securities.

                           THE OPERATING PARTNERSHIP

LIQUIDITY OF PREFERRED EQUITY

     Subject to certain limitations, a preferred unitholder may transfer the economic interest to all or any portion of his or her preferred units without the consent of the general partner. However, the general partner's consent is required in circumstances where a transfer (1) would affect the treatment of Burnham or the operating partnership under state or federal law, particularly with respect to tax, partnership, and securities laws, or (2) would impose legal obligations on Burnham or the operating partnership.

     Subject to certain conditions, including the expiration of one or more specified "lock-out" periods, each preferred unitholder has the right to elect to have his or her preferred units redeemed by the operating partnership. Upon redemption, the unitholder will receive, at Burnham's election, either shares of preferred stock or cash equal to the greater of the stated value plus accrued and due dividends or the value of shares of common stock into which the preferred stock is convertible.

                                  THE COMPANY

LIQUIDITY OF PREFERRED EQUITY

     Burnham's preferred stock is freely transferable subject to the requirements of the Securities Act. The preferred stock is not listed on an exchange and is not publicly traded.

     On and after December 31, 1998, March 31, 1999, June 30, 1999, and September 30, 1999, each holder of shares of preferred stock may convert 25% of his or her preferred stock into shares of common stock. Upon conversion, each holder of preferred stock will be entitled to receive for each share of preferred stock a number of shares of common stock equal to stated value plus accrued and due dividends, divided by a conversion price of $15.375. This conversion price is subject to antidilution adjustments.


                           THE OPERATING PARTNERSHIP

PURPOSE AND PERMITTED INVESTMENTS

     The operating partnership's purpose is to conduct any business that may be lawfully conducted by a Delaware limited partnership, except that the operating partnership agreement requires the business of the operating partnership to be conducted in a manner that permits Burnham to be classified as a REIT for Federal income tax purposes and avoids any Federal income or excise tax liability. Subject to the foregoing limitation, the operating partnership may invest or enter into partnerships, joint ventures or similar arrangements, own interests in any other entity, lend operating partnership funds, or reinvest the operating partnership's cash flow and net sale or refinancing proceeds.

                                  THE COMPANY

PURPOSE AND PERMITTED INVESTMENTS

     Under its charter, Burnham may engage in any lawful activity permitted under Maryland law.

     Neither Burnham's charter nor its bylaws impose any restrictions upon the types of investments made by Burnham.

                           THE OPERATING PARTNERSHIP

BORROWING POLICIES

     The operating partnership has no restrictions on borrowings, except that it may not enter into a financing relationship with Burnham or an affiliate of Burnham.


                                  THE COMPANY

BORROWING POLICIES

     Burnham is not restricted under its organizational documents from incurring borrowings.

                           THE OPERATING PARTNERSHIP

MANAGEMENT CONTROL

     Generally, all management powers over the business and affairs of the operating partnership are vested in Burnham as general partner. No other unitholder of the operating partnership has any right to participate in or exercise control or management power over the business and affairs of the operating partnership. The operating partnership agreement provides that Burnham shall be reimbursed for all expenses incurred by it relating to the management and business of the operating partnership.


                                  THE COMPANY

MANAGEMENT CONTROL

     The board of directors has exclusive control over Burnham's business and affairs subject only to the restrictions in its charter and bylaws. The stockholders of Burnham elect the board of directors at each annual meeting of stockholders. The policies adopted by the board of directors may be altered or eliminated without advice of the stockholders. Accordingly, except for their vote in the elections of Directors, stockholders have no control over the ordinary business policies of Burnham.

                           THE OPERATING PARTNERSHIP

MANAGEMENT LIABILITY AND INDEMNIFICATION

                                  THE COMPANY

MANAGEMENT LIABILITY AND INDEMNIFICATION

                            THE OPERATING PARTNERSHIP

The operating partnership agreement generally provides that the general partner and any person acting on its behalf will incur no liability to the operating partnership or any unitholder for any act or omission within the scope of the general partner's authorities unless the general partner acted in bad faith and the act or omission was material to the matter giving rise to the liability.

The operating partnership agreement also provides for the indemnification of the general partner and its affiliates and any individual acting on their behalf from any loss, damage, claim or liability, including, but not limited to, reasonable attorneys' fees and expenses, incurred by them by reason of any act performed by them unless:

-- the act or omission was committed in bad faith or with deliberate dishonesty,

-- the person committing the act or omission received improper benefit from the conduct, or

-- in the context of a criminal proceeding, the person had reason to believe the conduct was unlawful in accordance with the standards set forth above or in enforcing the provisions of this indemnity.

                                   THE COMPANY

Maryland law requires Burnham to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of service as an officer or director. Maryland law permits Burnham to indemnify present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred by them in connection with any proceeding to which they are made a party by reason of their service, among other things, as an officer or director, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or, (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Burnham's charter and bylaws eliminate, to the fullest extent permitted under Maryland law, the personal liability of a director or officer of Burnham for monetary damages for breaches of that person's duty of care or other duties as a director or officer. Furthermore, Burnham and the operating partnership have entered into individual indemnification agreements with each officer and director of Burnham providing the maximum indemnification permitted under Maryland law. The effect of these agreements and the relevant provisions of our charter and bylaws is generally to eliminate the rights of Burnham and its stockholders to recover monetary damages against a director or officer for breach of the fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior. This does not limit or eliminate the rights of Burnham or any stockholder to seek non-monetary relief such as an injunction or recision in the event of a breach of a director's or officer's duty of care nor does it alter the liability of a director or officer under federal securities laws.

                            THE OPERATING PARTNERSHIP

                             ANTITAKEOVER PROVISIONS

Except in limited circumstances, the general partner has exclusive management power over the business and affairs of the operating partnership. The general partner may not be removed by the unitholders with or without cause.

                                   THE COMPANY

                             ANTITAKEOVER PROVISIONS

Burnham's charter and bylaws and Maryland law contain provisions that may delay or discourage an unsolicited proposal to acquire Burnham or remove incumbent management. See "Risk Factors--Provisions of our organizational documents may discourage acquisition proposals."

                            THE OPERATING PARTNERSHIP

                                  VOTING RIGHTS

Holders of common units have no right to elect or remove Burnham as the general partner of the operating partnership. Under the operating partnership agreement, Burnham as general partner may take any action in a manner that it reasonably believes to be in the best interests of its stockholders or complies with the REIT requirements for Burnham. Burnham's ability to make amendments to the operating partnership agreement is limited to the extent described below.

                                   THE COMPANY

                                  VOTING RIGHTS

The board of directors directs Burnham's business and affairs. Stockholders elect the board of directors at annual meetings. All shares of common stock have one vote per share. The charter permits the board of directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock; and holders of preferred stock have the right to vote on a fully converted basis with the holders of common stock, as well as to vote as a separate class on certain specified matters.

Stockholders of Burnham have the right to vote, among other things, on a merger or sale of all or substantially all of the assets of Burnham, certain amendments to the charter and dissolution of Burnham. Under Maryland law and the charter, the sale of all or substantially all of the assets of Burnham or any merger or consolidation of Burnham requires the approval of the board of directors and holders of a majority of the outstanding shares of stock entitled to vote on the matter. Approval of the stockholders is not required for the sale of less than substantially all of Burnham's assets. Under Maryland law and Burnham's charter and bylaws the board of directors must obtain approval of holders of a majority of the votes entitled to be cast at a meeting of stockholders in order to dissolve Burnham.

                            THE OPERATING PARTNERSHIP

           AMENDMENT OF THE PARTNERSHIP AGREEMENT OR BURNHAM'S CHARTER

Generally, the operating partnership agreement may be amended by the general partner without the consent of the other holders of limited partnership units. Certain amendments affecting the rights, obligations, authority and outside activities of the general partner, the transfer of partnership interests, transactions with affiliates of the partnership and dissolution of the partnership, among other things set forth in the operating partnership agreement, require consent of the unitholders holding a majority-in-interest of the outstanding limited partnership units. This excludes limited partnership units which may be voted by the general partner. Furthermore, the general partner may not amend the operating partnership agreement in any manner affecting the terms and conditions of, or the rights or preferences of the preferred units without approval of (1) holders of at least a majority of outstanding shares of preferred stock, voting separately as a class, and (2) holders of at least a majority of the outstanding preferred units.


                                   THE COMPANY

           AMENDMENT OF THE PARTNERSHIP AGREEMENT OR BURNHAM'S CHARTER

Amendments to the charter must be approved by the board of directors and generally by the vote of a majority of the votes entitled to be cast at a meeting of stockholders except as otherwise provided by law. Burnham may not amend the charter in such a manner as would impair the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the preferred stock without approval of holders of at least a majority of outstanding shares of preferred stock, voting separately as a class.

                            THE OPERATING PARTNERSHIP

                      COMPENSATION, FEES AND DISTRIBUTIONS

The general partner is not entitled to receive any compensation for its services as general partner of the operating partnership. As a partner in the operating partnership, however, the general partner has the same right to allocations and distributions as other partners of the operating partnership. In addition, the operating partnership will reimburse the general partner for administrative expenses incurred relating to the ongoing operation of Burnham and certain other expenses arising in connection with its role as general partner. All officers of Burnham are employees of the operating partnership.


                                   THE COMPANY

                      COMPENSATION, FEES AND DISTRIBUTIONS

The directors receive compensation for their services in the form of capital stock of Burnham. The operating partnership pays the compensation of the officers of Burnham.

                            THE OPERATING PARTNERSHIP

                             LIABILITY OF INVESTORS

Under the operating partnership agreement and applicable Delaware law, the liability of the limited partners for the operating partnership's debts and obligations is generally limited to the amount of their investment in the operating partnership, together with any interest in any undistributed income.


                                   THE COMPANY

                             LIABILITY OF INVESTORS

Under Maryland law, stockholders generally are not personally liable for the debts or obligations of Burnham.

                        FEDERAL INCOME TAX CONSIDERATIONS


        As a REIT, Burnham must comply with highly technical and complex requirements under the Internal Revenue Code. The following discussion summarizes these requirements and their effect on Burnham and its stockholders. The summary discussion is for general information only and is not an exhaustive list of all tax considerations that may be material. For example, this discussion does not address any state, local or foreign tax considerations. Also, this discussion does not address issues that arise as a result of your, or any other investor's, special circumstances or special status under the Internal Revenue Code. The summary is qualified in its entirety by, and you should refer to, Sections 856 through 860 of the Internal Revenue Code and the related Treasury regulations, which set forth the particular provisions applicable to REITs.

        This discussion is not intended to be, nor should you construe it as, tax advice. You should consult your own tax advisor to determine the impact of owning Burnham's stock on your own personal situation, including tax consequences arising under the laws of any state, municipality or other taxing jurisdiction. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Burnham, including the possibility of United States income tax withholding on company distributions.


        GENERAL


        Under the Internal Revenue Code, if certain requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, Burnham may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. As discussed below, however, for taxable years beginning after December 31, 1997, stockholders may be credited for all or a portion of the taxes paid by Burnham on its retained net capital gains. If Burnham fails to qualify during any taxable year as a REIT, unless relief is available, it will be subject to tax on its taxable income at regular corporate rates. This could harm its stockholders.

        BURNHAM BELIEVES BUT CANNOT GUARANTEE THAT IT QUALIFIES AS A REIT

        Burnham has elected to qualify as a REIT under the Internal Revenue Code. In the opinion of Goodwin, Procter & Hoar LLP, Burnham has been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. This opinion is based on various assumptions and is conditioned upon representations made by Burnham as to factual matters and the continuation of such factual matters. You should be aware, moreover, that opinions of counsel are not binding upon the IRS or any court. In addition, qualification and taxation as a REIT in any tax year requires that Burnham meet the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Internal Revenue Code for qualification as a REIT in its actual results each tax year, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of Burnham for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although Burnham believes that it has operated in a manner which satisfies the REIT qualification requirements under the Internal Revenue Code since 1987, Burnham's qualification as a REIT could be challenged by the IRS for taxable years still subject to audit.

        UNDISTRIBUTED LONG-TERM CAPITAL GAINS

        Burnham may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if Burnham so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of the portion of Burnham's undistributed long-term capital gains for the taxable year that Burnham designates. A stockholder would be deemed to have paid his share of the tax paid by Burnham on the undistributed capital gains, and the tax paid would be credited or refunded to the stockholder. The stockholder's basis in his stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less the stockholder's share of the capital gains tax paid by Burnham. As discussed below, stockholders should note that the IRS has issued Notice 97-64 which provides interim guidance on the proper treatment of capital gains dividends and undistributed capital gains for individuals, estates and certain trusts.

        ORDINARY DIVIDENDS

        As long as Burnham qualifies as a REIT, distributions made to its taxable U.S. Stockholders (as defined below) out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions on Burnham's stock are out of current or accumulated earnings and profits, Burnham's earnings and profits will be allocated first to the outstanding preferred stock, and then allocated to Burnham's common stock.

        When we refer to a "U.S. Stockholder," we mean a holder of common or preferred stock that for United States federal income tax purposes is:


o a citizen or resident of the United States, or

o a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or

o an estate, the income of which is subject to United States federal income taxation regardless of its source, or

o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, AND


o is not an entity that has a special status under the Internal Revenue Code, such as a tax-exempt organization or dealer in securities.


        CAPITAL GAIN DIVIDENDS

        To the extent that Burnham has net capital gain for a taxable year, dividends either paid or deemed to be paid during the year which are properly designated as long-term capital gains will be treated as such for the taxable year regardless of the period for which the stockholder has held his stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

        OTHER DIVIDENDS

        Distributions, other than capital gain dividends, in excess of Burnham's current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of the stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's stock, the distribution will be treated as long-term capital gain or loss if the shares of stock have been held for more than 12 months and otherwise as short-term capital gain or loss, assuming the stock is a capital asset in the hands of the stockholder. In addition, any dividend declared by Burnham in October, November or December of any year and payable to stockholders of record on a specified date in any such month shall be treated as both paid by Burnham and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by Burnham during January of the following calendar year.

        CONVERSION OF PREFERRED STOCK TO COMMON STOCK

        No gain or loss generally will be recognized upon conversion of preferred stock into common stock except with respect to any cash paid in lieu of fractional shares of common stock. The tax basis of the common stock received upon conversion will be equal to the tax basis of the preferred stock converted, and, provided the preferred stock is held as a capital asset, the holding period of the common stock will include the holding period of the preferred stock converted. Additionally, if a conversion takes place when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

        ADJUSTMENT OF CONVERSION PRICE

        When the conversion price of convertible preferred stock is adjusted to reflect certain taxable distributions with respect to the stock into which it is convertible, regulations under Section 305 of the Internal Revenue Code treat the adjustment as a constructive distribution by the issuer, taxable as a dividend to the extent of the issuer's current or accumulated earnings and profits. Accordingly, under certain circumstances, an adjustment to the conversion price of the preferred stock may give rise to a deemed taxable dividend to the holders of such stock, whether or not they exercise their conversion privilege. In addition, the failure to fully adjust the conversion price of the preferred stock under some circumstances may give rise to a deemed taxable dividend to the holders of common stock.

                             NO PROCEEDS TO BURNHAM

        Neither Burnham nor the operating partnership will receive any cash proceeds from the issuance of any shares of common stock or preferred stock offered under this prospectus. With each issuance of shares of common stock or preferred stock as a result of a redemption of partnership units, however, Burnham's economic interest in the operating partnership will increase.

        Burnham also will not receive any cash proceeds from the sale of the shares held by the selling stockholders.



                              SELLING STOCKHOLDERS


        2,800,000 shares of preferred stock may be offered from time to time by or for the account of the selling stockholders. The following table sets forth the name of each selling stockholder, the number of shares of preferred stock beneficially owned by each selling stockholder as of December 31, 1998 and the respective percentages of preferred stock beneficially owned by each selling stockholder outstanding as of that date and that would be owned if Burnham issues all 2,000,000 shares of preferred stock upon redemption of all outstanding preferred units of the operating partnership prior to any sale (or conversion into common stock) of the preferred stock owned by the selling stockholders. The number of preferred stock beneficially owned by each selling stockholder is based upon information furnished by the selling stockholders which Burnham believes to be accurate.




                                                                               PERCENT OF CLASS
                                                                   ----------------------------------------
                                                    Preferred                   After Issuance of 2,000,000
                                                     Shares                      Shares of Preferred Stock
                                                  Beneficially     Outstanding        Upon Redemption
SELLING STOCKHOLDER                                  OWNED         AT 12/31/98       OF PREFERRED UNITS
-------------------                               ------------     -----------  ---------------------------

Westbrook Burnham Holdings, L.L.C.                  2,495,538         89.1%               52.0%
Westbrook Burnham Co-Holdings, L.L.C.                 304,462         10.9%                6.3%
                                                    ---------        -----                ----
                                                    2,800,000*       100.0%               58.3%
                                                    =========        =====                ====


------------------
* Blackacre SMC Master Holdings, L.L.C. is the record holder of 10 of these shares.

        At the exchange rate effective at December 31, 1998 of approximately
1.626 shares of common stock for each share of preferred stock, the conversion of all of the preferred stock held by the selling stockholders would result in Westbrook Burnham Holdings, L.L.C. owning 4,057,785 shares of common stock and Westbrook Burnham Co-Holdings, L.L.C. owning 495,060 shares of common stock, for an aggregate of 4,552,845 shares of common stock.

        Any prospectus supplement which may be circulated relating to the sale or sales from time to time of preferred stock or, if the preferred stock has been converted into common stock, of shares of common stock that is less than all of the preferred stock or shares of common stock owned by any selling stockholder will set forth the number and the percentage of the outstanding shares of preferred stock or common stock continuing to be held by the selling stockholder after completion of the sales described in the prospectus supplement.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time of:

-    up to 2,800,000 shares of preferred stock by the holders thereof,

- up to an additional 2,000,000 shares of our preferred stock which we may issue upon redemption of preferred units of the operating partnership,

- up to 7,804,878 shares of our common stock which we may issue upon conversion of the above referenced preferred stock at the initial conversion ratio of approximately 1.626 shares of common stock for each share of preferred stock,

- up to an additional 574,483 shares of our common stock which we may issue upon redemption of common units of the operating partnership, and

- an indeterminate number of additional shares of our common stock which we may issue as a result of the anti-dilution provisions of the preferred stock.

     We are filing the registration statement of which this prospectus is a part to fulfill our contractual obligations to the selling stockholders and to the holders of the preferred units and common units and to provide them with freely tradable securities.

     The selling stockholders from time to time may offer and sell their preferred stock or shares of common stock into which their preferred stock is convertible directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. Each of the selling stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the stock to be made directly or through agents.

     We will not receive any proceeds from the sale of the stock by the selling stockholders or the issuance of the other securities offered hereby. We have agreed to bear certain expenses of registration of the securities offered under this prospectus under federal and state securities laws.

     The selling stockholders and any agents or broker-dealers that participate in the distribution of stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the stock may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration rights" for indemnification arrangements between Burnham and the selling stockholders. Alternatively, the selling stockholders may from time to time offer the stock through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and/or the purchasers of stock for whom they may act as agent.

     The distribution of the stock by or for the account of the selling stockholders also may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of stock for whom they may act as agents. Underwriters may sell stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Burnham has agreed to indemnify the underwriters, if any, against certain liabilities, including liabilities under the Securities Act.

     At a time a particular offer of stock is made by or for the account of the selling stockholders, a prospectus supplement, may, if required, be distributed that will set forth the names of any underwriters and the amounts underwritten by each underwriter, the nature of the underwriters' obligations and any commissions and discounts paid to each underwriter for each security and in total and other terms constituting compensation from the selling stockholders and any other required information. The stock may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the stock to be sold by or for the account of the selling stockholders may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The stock may also be sold by or for the account of the selling stockholders in one or more of the following transactions:

- block transactions in which a broker-dealer may sell all or a portion of the stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement;

- a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules;

- ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;

- sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and

- sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

                                  LEGAL MATTERS


     Certain legal matters, including the legality of the shares of preferred stock and common stock offered hereby, will be passed upon for Burnham by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Burnham's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. We have not authorized anyone else to provide you with different or additional information. Neither we nor the selling stockholders named herein are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or information incorporated in this prospectus by reference or contained or incorporated by reference in any prospectus supplement is accurate as of any date other than the date on the front of the document containing such information.


                           ---------------------------


                                TABLE OF CONTENTS




                                                   Page
                                                   ----

Prospectus Summary...............................   3

Risk Factors.....................................   6

About This Prospectus and Where You
   Can Find More Information.....................  22

The Company......................................  24

Forward Looking Information......................  25

Description of Securities........................  27

Description of Units and Redemption
   of Units of Operating Partnership.............  37

Federal Income Tax Considerations................  54

No Proceeds to Burnham...........................  57

Selling Stockholders.............................  57

Plan of Distribution.............................  59

Legal Matters....................................  60

Experts..........................................  61


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,800,000 Shares
                           Series 1997-A Convertible
                                Preferred Stock
                                      and
                                7,804,878 Shares
                           Common Stock Issuable Upon
                               Conversion Thereof

                                      and

                              574,483 Other Shares
                                  Common Stock




                        Burnham Pacific Properties, Inc.





                                ----------------
                                   Prospectus
                                ----------------







                               February 26, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) anticipated to be paid by Burnham in connection with the issuance and distribution of the Securities.


     SEC Registration fee                                       $35,127
     Legal fees and expenses                                     50,000
     Accounting fees and expenses                                 5,000
     Printing fees and expenses                                   5,000
     Transfer and Agency fees                                     1,000
     Miscellaneous                                                3,873
                                                              ---------
        TOTAL                                                 $ 100,000
                                                              ---------
                                                              ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of Burnham Pacific Properties, Inc. ("Burnham") contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     The charter of Burnham authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director, officer, employee or agent of Burnham or of its predecessor, Burnham Pacific Properties, Inc., a California corporation (the "Predecessor Corporation") or (ii) any individual who, while a director of Burnham or Predecessor Corporation and at the request of Burnham or Predecessor Corporation, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. The bylaws of Burnham obligate it, to the maximum extent permitted by Maryland law, to indemnify (a) any individual who is a present or former director, officer, employee or agent of Burnham or Predecessor Corporation or (b) any individual who, while a director of Burnham or Predecessor Corporation and at the request of Burnham or Predecessor Corporation, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee.

     The MGCL requires a corporation (unless its charter provides otherwise, which Burnham's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL allows a corporation to advance expenses to a director or officer, provided that, as a condition to advancing expenses, the corporation obtains (x) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the bylaws and (y) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

ITEM 16.  EXHIBITS.




Exhibit No.                  Description
4.1     Charter of Burnham, as Amended and Restated May 6, 1997, incorporated by reference to pages B- 1 through B-13 of Burnham's Proxy Statement for its 1997 Annual Meeting, filed March 31, 1997.
4.2     Articles Supplementary Designating 4,800,000 shares of preferred stock as 4,800,000 shares of Series 1997-A Convertible preferred stock, incorporated by reference to Exhibit 3.1.2 to Burnham's Current Report on Form 8-K dated December 31, 1997.
4.3     Bylaws of Burnham, as amended November 19, 1997, incorporated by reference to Exhibit 3.2 of Burnham's Current Report on Form 8-K, filed
        December 16, 1997.
4.4.1   Form of common stock certificate of Burnham, incorporated by reference to Exhibit 4.0 of Burnham's registration statement No. 33-20489 and subsequently overprinted to state "THE CORPORATION IS NOW INCORPORATED
        IN THE STATE OF MARYLAND WITH $0.01 PAR VALUE PER SHARE."
*4.4.2  Form of Series 1997-A Convertible Preferred Stock Certificate of
        Burnham.
4.5     Agreement of Limited Partnership of Burnham Pacific Operating
        Partnership, L.P. dated as of November 14, 1997, incorporated by reference to Exhibit 10.1.1 of Burnham's Current Report on Form 8-K
        dated November 7, 1997.
4.6     First Amendment to Agreement of Limited Partnership of Burnham Pacific
        Operating Partnership, L.P. dated as of December 31, 1997, incorporated by reference to Exhibit 10.1 of Burnham's Report on Form 8-K dated
        December 31, 1997, and, with respect to Exhibit C thereto ("Rights of
        Preferred Units and Common Units"), to Exhibit 10.1.3 of Burnham's 1997
        Annual Report on Form 10-K filed March 20, 1998.
4.7     Third Amendment to the Agreement of Limited Partnership of Burnham
        Pacific Operating Partnership, L.P. incorporated by reference to Exhibit
        10.1 of Burnham's Current Report on Form 8-K dated June 1, 1998.

**5.1   Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being registered.
**8.1   Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.

10.1    Operating Agreement of BPP Retail, LLC between State of California
        Public Employees' Retirement System and Burnham Pacific Operating
        Partnership, L.P., dated August 31, 1998 (being the joint venture agreement with CalPERS), incorporated by reference to Exhibit 10.1 of
        Burnham's Quarterly Report on Form 10-Q for the quarter ended September
        30, 1998.
10.2    Agreement to Contribute among Burnham Pacific Properties, Inc., Burnham
        Pacific Operating Partnership, L.P. and the Contributors and Existing
        Partners Listed on Exhibit A-1 thereto, incorporated by reference to
        Exhibit 10.2 to Burnham's Current Report on Form 8-K dated November 7,
        1997.
10.3    Stock Purchase Agreement dated as of December 5, 1997 by and among
        Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership,
        L.P., Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham
        Co-Holdings, L.L.C. incorporated by reference to Exhibit 4.1 of
        Burnham's Current Report on Form 8-K dated December 31, 1997.
*10.4   Form of Indemnification Agreement between Burnham Pacific Properties,
        Inc. and Burnham Pacific Operating Partnership, L.P. as indemnitors and their Directors and Officers as indemnitees.
**23.1  Consent of Deloitte & Touche LLP.
**23.2  Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and 8.1 hereto).
*24.1   Powers of Attorney.

99.1    Registration Rights Agreement dated as of December 31, 1997 by and among
        Burnham, Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham
        Co-Holdings, L.L.C., incorporated by reference to Exhibit 4.2.1 of Burnham's Current Report on Form 8-K dated December 31, 1997.
99.2    Registration Rights Agreement dated as of December 31, 1997 by and among
        Burnham, Westbrook Burnham Holdings, L.L.C. and each of the Existing
        Partners Listed on

        Exhibit A-1 thereto, incorporated by reference to Exhibit 4.2.2 of Burnham's Current Report on Form 8-K dated December 31, 1997.

----------------------
 *  Previously filed on December 30, 1998.
**  Filed herewith.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


                    (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act of 1933, as amended (the "Securities Act")

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under
          Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on February 26, 1999.


                                            BURNHAM PACIFIC PROPERTIES, INC.


                                            By:   /s/ J. David Martin
                                               ---------------------------------
                                               J. David Martin, President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on February 26, 1999.

     NAME                                               TITLE

/s/ J. DAVID MARTIN                 President, Chief Executive
--------------------------          Officer (Principal Executive Officer)
   J. David Martin                  and Director


         *                          Chief Financial Officer (Principal
--------------------------          Financial Officer)
   Daniel B. Platt

         *                          Vice President Finance and Treasurer
--------------------------          (Principal Accounting Officer)
   Marc A. Artino

         *                          Director
--------------------------
   Malin Burnham

         *                          Director
--------------------------
   James D. Harper, Jr.

         *                          Director
--------------------------
   James D. Klingbeil

         *                          Director
--------------------------
   Nina B. Matis

         *                          Director
--------------------------
   Donne P. Moen

         *                          Director
--------------------------
   Thomas A. Page

         *                          Director
--------------------------
   Philip S. Schlein

--------------------------          Director
    Robin Wolaner

*By:/S/ J. DAVID MARTIN
     J. David Martin,
     as attorney-in-fact

                                  EXHIBIT INDEX



Exhibit No.           Description

4.1 Charter of Burnham, as Amended and Restated May 6, 1997, incorporated by reference to pages B-1 through B-13 of Burnham's Proxy Statement for its 1997 Annual Meeting, filed March 31, 1997.
4.2 Articles Supplementary Designating 4,800,000 shares of preferred stock as 4,800,000 shares of Series 1997-A Convertible Preferred Stock, incorporated by reference to Exhibit 3.1.2 to Burnham's Current Report on Form 8-K dated December 31, 1997.
4.3 Bylaws of Burnham, as amended November 19, 1997, incorporated by reference to Exhibit 3.2 of Burnham's Current Report on Form 8-K, filed December 16, 1997.
4.4.1 Form of common stock certificate of Burnham, incorporated by reference to Exhibit 4.0 of Burnham's registration statement No. 33-20489 and subsequently overprinted to state "THE CORPORATION IS NOW INCORPORATED
          IN THE STATE OF MARYLAND WITH $0.01 PAR VALUE PER SHARE."
*4.4.2    Form of Series 1997-A Convertible Preferred Stock Certificate of
          Burnham.
4.5       Agreement of Limited Partnership of Burnham Pacific Operating
          Partnership, L.P. dated as of November 14, 1997, incorporated by reference to Exhibit 10.1.1 of Burnham's Current Report on Form 8-K dated November 7, 1997.
4.6       First Amendment to Agreement of Limited Partnership of Burnham Pacific
          Operating Partnership, L.P. dated as of December 31, 1997, incorporated by reference to Exhibit 10.1 of Burnham's Report on Form
          8-K dated December 31, 1997, and, with respect to Exhibit C thereto
          ("Rights of Preferred Units and Common Units"), to Exhibit 10.1.3 of
          Burnham's 1997 Annual Report on Form 10-K filed March 20, 1998.
4.7       Third Amendment to the Agreement of Limited Partnership of Burnham
          Pacific Operating Partnership, L.P. incorporated by reference to
          Exhibit 10.1 of Burnham's Current Report on Form 8-K dated June 1,
          1998.

**5.1     Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being registered.
**8.1     Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.

10.1      Operating Agreement of BPP Retail, LLC between State of California
          Public Employees' Retirement System and Burnham Pacific Operating
          Partnership, L.P., dated August 31, 1998 (being the joint venture agreement with CalPERS), incorporated by reference to Exhibit 10.1 of
          Burnham's Quarterly Report on Form 10-Q for the quarter ended
          September 30, 1998.
10.2      Agreement to Contribute among Burnham Pacific Properties, Inc.,
          Burnham Pacific Operating Partnership, L.P. and the Contributors and
          Existing Partners Listed on Exhibit A-1 thereto, incorporated by reference to Exhibit 10.2 to Burnham's Current Report on Form 8-K
          dated November 7, 1997.
10.3      Stock Purchase Agreement dated as of December 5, 1997 by and among
          Burnham Pacific Properties, Inc., Burnham Pacific Operating
          Partnership, L.P., Westbrook Burnham Holdings, L.L.C. and Westbrook
          Burnham Co-Holdings, L.L.C. incorporated by reference to Exhibit 4.1 of Burnham's Current Report on Form 8-K dated December 31, 1997.
*10.4     Form of Indemnification Agreement between Burnham Pacific Properties,
          Inc. and Burnham Pacific Operating Partnership, L.P. as indemnitors and their Directors and Officers as indemnitees.
**23.1    Consent of Deloitte & Touche LLP.
**23.2    Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and
          8.1 hereto).

*24.1     Powers of Attorney.

99.1 Registration Rights Agreement dated as of December 31, 1997 by and among Burnham, Westbrook Burnham Holdings, L.L.C. and Westbrook
          Burnham Co-Holdings, L.L.C., incorporated by reference to Exhibit
          4.2.1 of Burnham's Current Report on Form 8-K dated December 31, 1997.
99.2 Registration Rights Agreement dated as of December 31, 1997 by and among Burnham, Westbrook Burnham Holdings, L.L.C. and each of the Existing Partners Listed on Exhibit A-1 thereto, incorporated by reference to Exhibit 4.2.2 of Burnham's Current Report on Form 8-K dated December 31, 1997.


----------------------
 *  Previously filed on December 30, 1998.
**  Filed herewith.